SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001 -20

Public Company - CVM 1431-1

www.copel.com copel@copel.com

 Quarterly Information

June - 2005

Table of Contents
Financial Statements	4
Balance Sheet	4
Statement of Income	6
Statement of Changes in Shareholders’ Equity	7
Statement of Changes in Financial Position	7
Statement of Cash Flows	9
Statement of Added Value	11
Notes to the Financial Statements	13
1. Operations	13
2. Presentation of the Quarterly Information	14
3. Cash in Hand	16
4. Customers and Distributors	16
5. Provision for Doubtful Accounts	17
6. Services Provided to Third Parties, Net	17
7. Dividends Receivable	18
8. CRC Transferred to the Government of the State of Paraná	18
9. Taxes and Social Contribution	19
10. Account for Compensation of Portion A	21
11. Other Receivables	24
12. Receivables from Related Parties	25
13. Investments	27
14. Property, Plant, and Equipment	29
15. Loans and Financing	31
16. Debentures	37
17. Suppliers	39
18. Labor Provisions	42
19. Post-Employment Benefits	43
20. Regulatory Charges	44
21. Other Accounts Payable	44
22. Provisions for Contingencies	44
23. Share Capital	47
24. Gross Revenues from Sales and Services	48
25. Deductions from Gross Revenues	49
26. Electricity Purchased for Resale	49
27. Payroll	50

28. Pension Plan and Healthcare Plan	50
29. Materials and Supplies	50
30. Raw Materials and Supplies for Energy Generation	51
31. Natural Gas and Supplies for the Gas Business	51
32. Third-Party Services	51
33. Regulatory Charges	52
34. Other Operating Expenses	52
35. Financial Income (Expenses), Net	53
36. Equity in the Results of Subsidiaries and Investees	53
37. Rate Increases	55
38. Electric Energy Trading Chamber (CCEE)	56
39. Financial Instruments	59
40. Related-Party Transactions	59
41. Wholly-Owned Subsidiaries	62
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER	65
Distribution	65
Management	68
Investor Relations	68
Finance	69
Review of the Statement of Income	71
SENIOR MANAGEMENT AND COMMITTEES	74
OPINION BY THE INDEPENDENT ACCOUNTANTS	75

FINANCIAL STATEMENTS

Balance Sheet

As of June 30 and March 31 2005
(In thousands of reais)

		Parent Company		Consolidated

Item Code	Item Description	06.30.2005	03.31.2005	06.30.2005	03.31.2005

1	Total assets	6,896,496	6,786,815	10,080,772	10,084,105
1.01	Current assets	220,438	334,605	1,935,161	1,830,187
1.01.01	Cash in hand	67,978	109,118	575,895	505,141
1.01.02	Receivables	152,460	225,487	1,327,160	1,292,368
1.01.02.01	Customers and distributors	-	-	1,023,346	961,785
1.01.02.02	Provision for doubtful accounts	-	-	(128,838)	(110,618)
1.01.02.03	Services to third parties, net	-	-	3,395	4,591
1.01.02.04	Dividends receivable	119,781	195,145	2,152	2,886
1.01.02.05	Services in progress	1,143	1,143	6,863	5,592
1.01.02.06	CRC transferred to State Government	-	-	30,659	30,069
1.01.02.07	Taxes and social contribution paid in advance	27,196	24,718	112,476	116,207
1.01.02.08	Account for Compensation of Portion A	-	-	204,621	208,470
1.01.02.09	Other	4,340	4,481	72,486	73,386
1.01.03	Inventories	-	-	32,106	32,678
1.02	Long-term receivables	1,351,067	1,296,548	2,273,532	2,391,375
1.02.01	Sundry receivables	227,828	217,912	2,078,244	2,113,187
1.02.01.01	Customers and distributors	-	-	47,044	52,099
1.02.01.02	CRC transferred to State Government	-	-	1,170,108	1,180,383
1.02.01.03	Taxes and social contribution	143,358	134,027	539,852	525,910
1.02.01.04	Judicial deposits	84,470	83,885	158,735	151,690
1.02.01.05	Account for compensation of Portion A	-	-	1,659	55,171
1.02.01.06	Other	-	-	160,846	147,934
1.02.02	Receivables from related parties	1,123,239	1,078,636	195,288	278,188
1.02.02.01	From investees	34,473	33,989	195,288	278,188
1.02.02.02	From subsidiaries	1,088,766	1,044,647	-	-
1.03	Permanent Assets	5,324,991	5,155,662	5,872,079	5,862,543
1.03.01	Investments	5,324,991	5,155,662	461,442	461,013
1.03.01.01	Equity in investees	-	-	376,416	376,002
1.03.01.02	Equity in subsidiaries	5,320,328	5,150,999	71,895	71,895
1.03.01.03	Other	4,663	4,663	13,131	13,116
1.03.02	Property, plant, and equipment	-	-	5,410,588	5,401,438
1.03.02.01	Property, plant, and equipment in service	-	-	5,578,978	5,535,422
1.03.02.03	Construction in progress	-	-	579,363	600,819
1.03.02.04	Special Obligations	-	-	(747,753)	(734,803)
1.03.03	Deferred asset	-	-	49	92
	Deferred asset	-	-	49	92

Balance Sheet

As of June 30 and March 31 2005
(In thousands of reais)

		Parent Company		Consolidated
Item Code	Item Description
		06.30.2005	03.31.2005	06.30.2005	03.31.2005

2	Total liabilities	6,896,496	6,786,815	10,080,772	10,084,105
2.01	Current liabilities	206,959	630,433	1,893,253	2,343,028
2.01.01	Loans and financing	12,523	432,396	99,016	523,597
2.01.02	Debentures	61,055	6,727	61,055	6,727
2.01.03	Suppliers	490	394	1,047,356	952,300
2.01.04	Taxes and social contribution	105,722	104,396	314,725	290,566
2.01.05	Dividends payable	27,050	86,457	27,050	90,697
2.01.06	Provisions	50	50	81,733	102,708
2.01.08	Other	69	13	262,318	376,433
2.01.08.01	Post-employment benefits	1	1	127,587	135,135
2.01.08.02	Account for compensation of Portion A	-	-	46,871	-
2.01.08.03	Regulatory charges	-	-	68,751	75,251
2.01.08.04	Transactions with derivatives	-	-	-	136,982
2.01.08.05	Other accounts payable	68	12	19,109	29,065
2.02	Long-term liabilities	1,356,560	941,658	2,800,225	2,476,797
2.02.01	Loans and financing	114,825	136,536	614,761	671,523
2.02.02	Debentures	965,391	564,484	965,391	564,484
2.02.03	Provisions	241,223	240,638	429,867	429,283
2.02.04	Payables to related parties	35,121	-	-	-
2.02.05	Other	-	-	790,206	811,507
2.02.05.01	Suppliers	-	-	206,372	223,474
2.02.05.02	Post-employment benefits	-	-	514,991	520,071
2.02.05.03	Account for compensation of Portion A	-	-	7,647	-
2.02.05.04	Taxes and social contribution	-	-	61,196	67,962
2.04	Minority interest	-	-	54,317	49,556
2.05	Shareholders’ equity	5,332,977	5,214,724	5,332,977	5,214,724
2.05.01	Paid in share capital	3,480,000	3,480,000	3,480,000	3,480,000
2.05.02	Capital reserves	817,293	817,293	817,293	817,293
2.05.04	Income reserves	839,024	839,024	839,024	839,024
2.05.04.01	Legal reserves	184,702	184,702	184,702	184,702
2.05.04.05	Retained earnings	654,322	654,322	654,322	654,322
2.05.05	Accrued earnings/losses	196,660	78,407	196,660	78,407

Statement of Income

For the periods ended on June 30 2005 and June 30 2004
(In thousands of reais)

		Parent Company		Consolidated

Item Code	Item Description	06.30.2005	06.30.2004	06.30.2005	06.30.2004

3	Statement of income
3.01	Gross revenues from sales and services	-	-	3,271,103	2,613,334
3.01.01	Electricity sales to final customers	-	-	2,523,847	2,196,447
3.01.02	Electricity sales to distributors	-	-	464,720	204,832
3.01.03	Use of power grid	-	-	130,828	85,549
3.01.04	Telecommunications revenues	-	-	25,596	19,267
3.01.05	Distribution of piped gas	-	-	84,479	74,844
3.01.06	Other operating revenues	-	-	41,633	32,395
3.02	Deductions from gross revenues	-	-	(914,764)	(807,575)
3.03	Net revenues from sales and services	-	-	2,356,339	1,805,759
3.04	Cost of sales and/or services	(7,033)	(5,781)	(2,029,828)	(1,467,697)
3.04.01	Electricity purchased for resale	-	-	(784,619)	(486,828)
3.04.02	Charges for the use of the power grid	-	-	(208,471)	(106,105)
3.04.03	Transport of electric capacity	-	-	(14,498)	(5,054)
3.04.04	Payroll	(2,013)	(1,934)	(254,024)	(203,772)
3.04.05	Pension plan and healthcare plan	(15)	(40)	(49,029)	(68,386)
3.04.06	Materials and supplies	(2)	(27)	(30,724)	(22,745)
3.04.07	Raw materials and supplies for energy	-	-	(9,332)	(6,261)
	generation
3.04.08	Natural gas and supplies for the gas	-	-	(140,720)	(138,557)
	business
3.04.09	Third-party services	(2,346)	(2,874)	(93,465)	(89,565)
3.04.10	Depreciation and amortization	-	-	(161,546)	(153,524)
3.04.11	Regulatory charges	-	-	(218,026)	(146,623)
3.04.12	Other operating expenses	(2,657)	(906)	(65,374)	(40,277)
3.05	Result of operations	(7,033)	(5,781)	326,511	338,062
3.06	Operating expenses/revenues	193,988	174,074	(4,775)	(46,634)
3.06.03	Financial income (losses)	(25,030)	(7,625)	(10,845)	(51,234)
3.06.03.01	Financial revenues	7,020	3,839	189,462	186,588
3.06.03.02	Financial expenses	(32,050)	(11,464)	(200,307)	(237,822)
3.06.06	Equity in the results of subsidiaries and	219,018	181,699	6,070	4,600
	investees
3.06.06.01	Equity investment	218,827	181,516	8,283	6,821
3.06.06.02	Interests in other companies	191	183	(2,213)	(2,221)
3.07	Operating income (losses)	186,955	168,293	321,376	291,428
3.08	Non-operating income (losses)	-	(26)	(5,230)	(1,460)
3.08.01	Revenues	-	-	4,601	5,929
3.08.02	Expenses	-	(26)	(9,831)	(7,389)
3.09	Income (losses) before taxes/equity	186,955	168,267	316,506	289,968
	investments
3.10	Provision for income tax and social	-	-	(148,528)	(76,846)
	contribution
3.10.01	Income tax	-	-	(109,119)	(56,189)
3.10.02	Social contribution	-	-	(39,409)	(20,657)
3.11	Deferred income tax	9,705	4,485	38,255	(31,211)
3.11.01	Income tax	7,028	3,298	28,020	(22,941)
3.11.02	Social contribution	2,677	1,187	10,235	(8,270)
3.14	Minority interest	-	-	(9,573)	(9,159)
3.15	Net income (losses)	196,660	172,752	196,660	172,752

Statement of Changes in Shareholders’ Equity

For the year ended on December 31 2004 and for the period ended on June 30 2005
(in thousands of reais)

	Share	Capital	Legal	Income	Retained	Total
	capital	reserves	reserve	reserve	earnings

Balance as of December 31 2003	2,900,000	817,293	165,995	974,942	-	4,858,230
Share capital increase	580,000	-	-	(580,000)	-	-
Net income	-	-	-	-	374,148	374,148
Allocation proposed at the GSM:
Legal reserve	-	-	18,707	-	(18,707)	-
Interest on capital	-	-	-	-	(96,061)	(96,061)
Investment reserve	-	-	-	259,380	(259,380)	-
Balance as of December 31 2004	3,480,000	817,293	184,702	654,322	-	5,136,317
Net income	-	-	-	-	196,660	196,660
Balance As of June 30 2005	3,480,000	817,293	184,702	654,322	196,660	5,332,977

Statement of Changes in Financial Position

For the periods ended on June 30 2005 and June 30 2004
(in thousands of reais)

SOURCE OF FUNDS		Company		Consolidated
	2005	2004	2005	2004

From operations
Net income	196,660	172,752	196,660	172,752
Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	161,546	153,524
Long-term monetary variations, net	(1,250)	(2,226)	(79,448)	(6,697)
Equity in results of subsidiaries and investees	(218,827)	(181,516)	(8,283)	(6,821)
Deferred income tax and social contribution	(9,705)	12,035	(28,586)	3,340
Provisions for (reversals of) long-term liabilities	-	-	68,351	58,940
Write-off of long-term receivables	-	-	42	42
Write-off of investments	-	-	-	3
Write-off of property,plant, and equipment in service, net	-	-	8,710	5,306
Write-off of deferred assets	-	-	2	-
Amortization of goodwill on investments	-	-	2,404	2,404
	(229,782)	(171,707)	124,738	210,041
Adjusted result	(33,122)	1,045	321,398	382,793
Dividends from investees and subsidiaries	-	-	1,165	830
	(33,122)	1,045	322,563	383,623
From third parties
Investees and subsidiaries	53,607	191,406	-	-
Customer contributions	-	-	22,305	18,486
Debentures	500,000	-	500,000	-
Minority interest in Companhia Parananese de Gás –	-	-	9,573	9,159
Compagas
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	10,880	10,191
CRC transferred to State Government	-	-	15,677	11,510
Value-added tax (ICMS) paid in advance	-	-	1,199	18,555
Account for compensation of Portion A	-	-	93,374	92,527
Loan agreements	253	2,069	123,877	325
Other assets	-	894	117	1,013
	553,860	194,369	777,002	161,766
From the reduction of net working capital	-	387,324	-	480,786
TOTAL SOURCES	520,738	582,738	1,099,565	1,026,175

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the periods ended on June 30 2005 and June 30 2004
(in thousands of reais)

USE OF FUNDS	Company		Consolidated
	2005	2004	2005	2004

In property, plant, and equipment	-	-	203,921	139,119
In long-term receivables
Customers and distributors	-	-	-	1,217
Taxes and social contribution paid in advance	-	-	1,037	2,477
Judicial deposits	-	6,434	10,968	13,596
Account for compensation of Portion A	-	-	-	89,100
Loan agreements	-	-	44,670	60,400
PIS and COFINS regulatory assets	-	-	31,499	-
	-	6,434	88,174	166,790
In investments	43,998	-	6	91
Transfer from long-term to current liabilities:
Loans and financing	5,965	476,304	50,361	521,551
Debentures	-	100,000	-	100,000
Suppliers	-	-	34,291	16,714
Post-employment benefits	-	-	64,456	54,213
Transactions with derivatives	-	-	-	24,518
Taxes, social contribution, and other payables	-	-	1,588	1,704
Provision for contingencies, net of judicial deposits	-	-	-	1,475
	5,965	576,304	150,696	720,175
In the increase of net working capital	470,775	-	656,768	-
TOTAL USES	520,738	582,738	1,099,565	1,026,175

STATEMENT OF VARIATIONS IN NET WORKING CAPITAL

Current assets at the beginning of the period	320,171	197,180	1,633,077	1,420,693
Current liabilities at the beginning of the period	777,467	347,456	2,247,937	1,289,692
Net working capital at the beginning of the period	(457,296)	(150,276)	(614,860)	131,001

Current assets at the end of the period	220,438	198,356	1,935,161	1,601,377
Current liabilities at the end of the period	206,959	735,956	1,893,253	1,951,162
Net working capital at the end of the period	13,479	(537,600)	41,908	(349,785)

Increase (decrease) in net working capital	470,775	(387,324)	656,768	(480,786)

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the periods ended on June 30 2005 and June 30 2004
(in thousands of reais)

		Company		Consolidated
CASH FLOW FROM OPERATING ACTIVITIES	2005	2004	2005	2004

Net income for the period	196,660	172,752	196,660	172,752

Expenses (revenues) not affecting cash:
Provision for (reversal of) doubtful accounts	-	-	43,279	20,730
Depreciation and amortization	-	-	161,546	153,524
Long-term monetary variations, net	(1,250)	(2,226)	(79,448)	(6,697)
Equity in results of subsidiaries and investees	(218,827)	(181,516)	(8,283)	(6,821)
Deferred income tax and social contribution	(9,705)	12,035	(28,586)	3,340
Provisions for long-term liabilities	-	-	68,351	58,940
Write-off of long-term receivables	-	-	42	42
Write-off of investments	-	-	-	3
Write-off of property, plant, and equipment in service, net	-	-	8,710	5,306
Write-off of deferred assets			2	-
Amortization of goodwill on investments	-	-	2,404	2,404
	(229,782)	(171,707)	168,017	230,771
Changes in current assets
Customers and distributors	-	-	(166,561)	(61,568)
Services to third-parties, net	-	-	(739)	(1,772)
Construction in progress	(83)	190	(1,242)	(107)
CRC transferred to State Government	-	-	14,477	(5,108)
Taxes and social contribution paid in advance	(17,984)	(2,701)	(62,008)	(22,207)
Inventories	-	-	(1,474)	(1,138)
Account for compensation of Portion A	-	-	85,915	(19,842)
Other	513	2,095	87,318	51,364
	(17,554)	(416)	(44,314)	(60,378)
Changes in current liabilities
Suppliers	50	(30)	245,564	224,083
Taxes and social contribution	(9,535)	(14,806)	19,112	(22,667)
Payroll and labor provisions	(31)	(95)	(2,694)	(2,505)
Post-employment benefits	(15)	-	(61,652)	(54,621)
Account for compensation of Portion A			46,871	-
Regulatory charges	-	-	4,616	22,493
Transactions with derivatives	-	-	(124,629)	1,160
Other	56	(15)	(6,960)	(6,609)
	(9,475)	(14,946)	120,228	161,334
Changes in long-term receivables
Customers and distributors	-	-	-	(1,217)
Taxes and social contribution paid in advance	-	-	(1,037)	(2,477)
Judicial deposits	-	(6,434)	(10,968)	(13,596)
Account for compensation of Portion A	-	-	-	(89,100)
Loan agreements	-	-	(44,670)	(60,400)
PIS and COFINS regulatory assets	-	-	(31,499)	-
	-	(6,434)	(88,174)	(166,790)
Changes in long-term liabilities
Investees and subsidiaries	53,607	191,406	-	-
Minority interest in Companhia Paranaense de Gás – Compagás	-	-	9,573	9,159
	53,607	191,406	9,573	9,159

Total used (provided) by operating activities	(6,544)	170,655	361,990	346,848

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the periods ended on June 30 2005 and June 30 2004
(in thousands of reais)

		Company		Consolidated
CASH FLOW FROM INVESTING ACTIVITIES	2005	2004	2005	2004

Interests in other companies:
Copel Transmission	(3,400)	-	-	-
Copel Corporate Partnerships	(40,598)	-	-	-
Other investees	-	-	(6)	(91)
Dividends receivable	182,237	-	734	5,971
Interest on capital proposed by investees	-	-	1,165	830
Additions to property, plant, and equipment:
In generation	-	-	(9,960)	(5,186)
In transmission	-	-	(61,064)	(25,251)
In distribution	-	-	(119,218)	(79,600)
In telecommunications	-	-	(8,773)	(15,170)
In piped gas	-	-	(4,906)	(13,910)
In general facilities	-	-	-	(2)
Customer contributions	-	-	22,305	18,486
Total (used) provided by investing activities	138,239	-	(179,723)	(113,923)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	(412,177)	(8,793)	(465,741)	(53,929)
Debentures	404,435	(133,528)	404,435	(133,528)
Dividends	(59,256)	(30,537)	(64,302)	(32,582)
Total (used) provided by financing activities	(66,998)	(172,858)	(125,608)	(220,039)

INCREASE (DECREASE) IN CASH	64,697	(2,203)	56,659	12,886

Cash at the beginning of the period	3,281	2,530	519,236	362,699
Cash at the end of the period	67,978	327	575,895	375,585
INCREASE (DECREASE) IN CASH	64,697	(2,203)	56,659	12,886

The accompanying notes are an integral part of these financial statements.

Statement of Added Value

For the periods ended on June 30 2005 and June 30 2004
(in thousands of reais)

		Consolidated
	2005	2004

Revenues
Sales of energy, services, and other revenues	3,271,103	2,613,334
Cancelled sales and discounts	(128)	(164)
Provision for doubtful accounts	(43,279)	(20,730)
Non-operating income (expenses), net	(5,230)	(1,460)
Total	3,222,466	2,590,980

( - ) Supplies acquired from third parties
Electricity purchased for resale	784,619	486,828
Charges for the use of the power grid	222,969	111,159
Materials, supplies, and services from third parties	274,241	257,128
Emergency capacity charges	50,854	77,022
Other	13,579	12,003
Total	1,346,262	944,140

( = ) GROSS ADDED VALUE	1,876,204	1,646,840

( - ) Depreciation and amortization	161,546	153,524

( = ) NET ADDED VALUE	1,714,658	1,493,316

( + ) TRANSFERRED ADDED VALUE
Financial income	249,937	197,047
Equity in results of subsidiaries and investees	6,070	4,600
Total	256,007	201,647

ADDED VALUE TO DISTRIBUTE	1,970,665	1,694,963

Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1,010, published on the Federal Register on 01.25.2005.

Statement of Added Value

(continued)

For the periods ended on June 30 2005 and June 30 2004
(in thousands of reais)

	Consolidated
	2005	(%)	2004	(%)

DISTRIBUTION OF ADDED VALUE

Personnel
Salaries and wages	187,820		151,151
Social charges – FGTS	16,003		12,740
Meal assistance and education allowance	17,076		14,327
Labor indemnifications and severance pay	305		250
Transfer to construction in progress	(18,428)		(15,258)
Pension plan and healthcare plan	49,029		68,386
Total	251,805	(12.8)	231,596	(13.7)

Government
Social charges – INSS	51,248		40,562
ICMS (VAT)	655,835		554,431
PIS	31,622		25,984
COFINS	144,380		114,230
Regulatory charges	218,026		146,623
Income tax and social contribution	110,273		108,057
Taxes on financial income	-		10,459
Other	50,038		50,234
Total	1,261,422	(64.0)	1,050,580	(62.0)

Financing agents
Interest and monetary variations	242,689		223,332
Rents	8,516		7,544
Total	251,205	(12.7)	230,876	(13.6)

Shareholders
Retained earnings	196,660		172,752
Minority interest	9,573		9,159
Total	206,233	(10.5)	181,911	(10.7)

	1,970,665	(100.0)	1,694,963	(100.0)

Value added (average) by employee	287		267
Shareholders’ equity contribution rate - %	37.0		33.7
Wealth generation rate - %	19.6		17.6
Wealth retention rate - %	10.5		10.7

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

As of June 30 2005

(In thousands of reais, except where otherwise indicated)

1. Operations

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sales of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to take part -- together with private companies -- in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL´s subsidiaries and their main activities are described below:

Copel Geração S.A. (Copel Generation) – a wholly-owned subsidiary that operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW;

Copel Transmissão S.A. (Copel Transmission) – a wholly-owned subsidiary primarily engaged in the business of transporting and transforming electricity, in addition to running, on behalf of the National System Operator (NOS), a part of the National Interconnected System located in southern Brazil. It relies on 125 substations, operating at voltages equal to or higher than 69 kV, and on 6,996.3 km of transmission lines;

Copel Distribuição S.A. (Copel Distribution) – a wholly-owned subsidiary primarily engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98% of the State’s consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it had been serving free customers in the State of São Paulo until the end of 2004, when their agreements expired;

Copel Telecomunicações S.A. (Copel Telecommunications) – a wholly-owned subsidiary engaged in providing telecommunication services and communication services in general;

Copel Participações S.A. (Copel Corporate Partnerships) – a wholly-owned subsidiary incorporated to hold investments in other companies or consortiums;

Companhia Paranaense de Gás (Compagas) – a mixed capital company in which Copel Corporate Partnerships holds a 51% voting interest and whose main activity is the supply of piped natural gas;

Centrais Elétricas Rio Jordão S.A. (Elejor) – a mixed capital company in which Copel Corporate Partnerships holds a 70% voting interest and whose main activity is power generation (still pre-operational).

Audit Committee

In order to comply with the requirements set forth by the Sarbanes-Oxley Act, in June 2005 our bylaws were amended to establish an Audit Committee composed of three members who are elected for two-year terms and may be reelected. According to the Internal Rules and Regulations of the Audit Committee, members are elected and may be removed by the Board of Directors.

The Audit Committee is responsible for our Financial Statements and for ensuring compliance with all legal requirements regarding disclosure/reporting obligations. Its duties include monitoring the work of the independent auditors and of the Company’s internal audit staff and reviewing the effectiveness of internal controls and risk management procedures.

2. Presentation of the Quarterly Information

The financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

For comparison, the Company has reclassified certain information and included its subsidiary Companhia Paranaense de Gás - Compagas in the consolidated financial statements as of June 30 2004.

The subsidiaries observe accounting practices that are consistent with those adopted by Copel.

As supplemental information, the Statements of Cash Flows and of Added Value are included in form 16.01/ITR.

The notes to the financial statements as of December 31 2004, published in the official government registry on April 19 2005, complement the notes to the current quarterly information, published in short.

a) Consolidated Financial Statements

The consolidated quarterly information is presented herein in compliance with CVM Instruction no. 247/1996 and comprises the parent company, the wholly-owned subsidiaries Copel Generation, Copel Transmission, Copel Distribution, Copel Telecommunications, and Copel Corporate Partnerships, as well as the subsidiary Companhia Paranaense de Gás – Compagas.

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 41, reclassified for the purpose of ensuring consistency to the account classification.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

Under the authorization issued by CVM Memorandum/CVM/SNC no. 009/2005, the financial statements of subsidiary Elejor – Centrais Elétricas Rio Jordão S.A. have not been included in the consolidation, since they do not represent material amounts in the consolidated economic unit. This investment has been appraised in accordance with the equity method and assigned to Copel Corporate Partnerships.

b) Accounting practices

The accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of December 31 2004 and prior quarterly information.

c) Currency hedge transactions

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis and recorded in “Financial expenses” (note 35).

3. Cash in Hand

.
Financial Agent	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Cash and banks	95	3,112	43,006	32,704
Financial investments
Federal banks	67,835	105,921	505,085	439,543
Private banks	48	85	27,804	32,894
	67,883	106,006	532,889	472,437

	67,978	109,118	575,895	505,141

4. Consumers and Distributors

	Not yet	Overdue for	Overdue for
	due	up to 90 days	over 90 days	Consolidated

				06.30.2005	03.31.2005
Consumers
Residential	82,148	65,859	11,128	159,135	148,959
Industrial	71,328	14,344	39,646	125,318	123,231
Commercial	49,304	19,684	6,082	75,070	75,688
Rural	10,535	4,759	367	15,661	16,439
Public agencies	20,516	6,996	50,162	77,674	73,611
Public lighting	13,022	376	1,060	14,458	17,408
Public services	10,126	135	227	10,488	9,984
Unbilled	135,083	-	-	135,083	129,855
Energy installment plan - current	99,341	6,407	8,976	114,724	105,753
Energy installment plan - long-term	24,300	-	-	24,300	26,974
Emergency capacity charges	6,062	3,515	6,733	16,310	20,862
Low income customer rates	5,924	12,331	-	18,255	12,033
State Government - "Luz Fraterna" Program	4,385	4,637	35,665	44,687	37,664
Rental of equipment and facilities	427	350	27,883	28,660	28,319
Gas supply - current	8,995	186	691	9,872	9,180
Gas supply - long-term	532	-	-	532	655
Other receivables	7,900	7,055	17,384	32,339	17,618
Other receivables - long-term	34	-	-	34	27
	549,962	146,634	206,004	902,600	854,260
Distributors
Bulk supply
Short-term bulk supply	-	-	65	65	1,239
Bulk supply - CCEE (note 38)	15,439	81	-	15,520	2,762
Reimbursement to generators - current	982	-	-	982	2,405
Reimbursement to generators - long-term	22,178	-	-	22,178	24,443
Initial contracts	4,411	-	-	4,411	53,683
Energy auction	46,268	-	-	46,268	-
Bilateral agreements	41,944	-	-	41,944	44,924
	131,222	81	65	131,368	129,456
Transmission system

Power grid	10,636	7,713	4,276	22,625	15,155
Basic Network	13,642	55	4	13,701	14,928
Connection grid	19	9	68	96	85
	24,297	7,777	4,348	36,422	30,168

Current Total	658,437	154,492	210,417	1,023,346	961,785
Long-Term Total	47,044	-	-	47,044	52,099

5. Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Accounting Manual for Electric Energy Utilities and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, Company management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated	Additions (*)	Write-offs	Consolidated

	12.31.2004			06.30.2005	03.31.2005
Consumers and distributors
Residential	56,699	24,785	(239)	81,245	72,089
Industrial	10,526	2,483	-	13,009	10,862
Commercial	2,298	6,777	-	9,075	6,281
Rural	20	1	-	21	12
Public agencies	15,581	9,424	-	25,005	20,723
Public lighting	591	(210)	-	381	549
Public services	81	(70)	-	11	11
Bulk sales to distributors	93	(78)	-	15	15
Gas supply	76	-	-	76	76

	85,965	43,112	(239)	128,838	110,618

(*) Net of reversals

6. Services Provided to Third Parties, Net

	Not yet	Overdue for	Overdue for
	due	up to 90 days	over 90 days	Consolidated

				06.30.2005	03.31.2005
Telecommunications services	232	988	286	1,506	2,297
Services rendered to third parties	71	12	2,111	2,194	2,432
Provision for doubtful accounts	-	-	(305)	(305)	(138)

	303	1,000	2,092	3,395	4,591

7. Dividends Receivable

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Dividends receivable
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	1,706	2,437
FINAM	382	385	382	385
	382	385	2,152	2,886
Interest on capital (note 12):
Copel Generation	-	23,382	-	-
Copel Transmission	80,454	132,433	-	-
Copel Telecommunications	916	916	-	-
Copel Corporate Partnerships	38,029	38,029	-	-
	119,399	194,760	-	-

	119,781	195,145	2,152	2,886

8. CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30 1997 and the last one due on March 30 2025. The restatement and interest provisions of the original agreement remained unchanged.

On March 19 2003, the Government of the State of Paraná formally requested that the Ministry of Finance approve the federalization of COPEL’s CRC credit. This request has been submitted to the Department of the National Treasury for review.

By means of a fourth amendment dated January21 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31 2004, in the amount of R$ R$ 1,197,403, to be paid in 244 installments under the Price amortization system, the first one due on January30 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. All remaining provisions of the original agreement shall continue in effect.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement.

9. Taxes and Social Contribution

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Current assets
Income tax (IRPJ) and social contribution on net income
(CSLL) paid in advance	25,715	23,297	88,120	93,507
Deferred income tax and social contribution (a)	-	-	9,562	9,483
PIS and COFINS paid in advance	1,481	1,421	1,481	-
ICMS (VAT) paid in advance	-	-	13,294	13,214
Other	-	-	19	3
	27,196	24,718	112,476	116,207
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension plan deficit - plan III	-	-	113,063	114,575
Pension and healthcare plans - CVM Ruling no. 371	-	-	55,525	56,346
Temporary additions	125,855	125,855	227,880	205,499
Tax losses and negative tax bases	10,994	1,663	98,448	107,647
Income tax and social contribution paid in advance	6,509	6,509	6,509	6,509
ICMS (VAT) paid in advance	-	-	28,246	28,213
ICMS preliminary injunction for judicial deposit	-	-	10,181	7,121
	143,358	134,027	539,852	525,910
Current liabilities
Income tax and social contribution due	-	-	14,399	4,104
Deferred income tax and social contribution on: (a)
Portion A (CVA)	-	-	69,571	70,880
Temporary exclusions	-	-	3,903	-
Income tax withheld	226	4	969	729
ICMS (VAT) due	-	-	138,537	135,883
PIS and COFINS due	-	-	16,996	9,730
INSS (REFIS Program), net of payments (*) (b)	105,249	104,134	68,792	67,677
Other taxes	247	258	1,558	1,563
	105,722	104,396	314,725	290,566
Long-term liabilities
Deferred income tax and social contribution on: (a)
Portion A (CVA )	-	-	564	18,758
Deferred income tax and social contribution	-	-	8,957	8,148
PIS/COFINS regulatory asset	-	-	41,494	33,935
ICMS preliminary injunction for judicial deposit	-	-	10,181	7,121
	-	-	61,196	67,962

(*) In the consolidated statements

a) Deferred income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

In compliance with CVM Instruction no. 371 of June 27 2002, the expected generation of taxable income in sufficient amounts to offset such tax credits which were recorded by the Company, based on studies submitted to review by the Board of Directors and by the Fiscal Council and later approved by them, is featured on the table below:

	Estimated realizable value	Actual realized amount	Consolidated
			estimated
			realizable amount

2004	11,946	33,611	-
2005	-	-	38,638
2006	-	-	35,121
2007	-	-	46,709
2008	-	-	70,591
2009	-	-	83,043
After 2009	-	-	83,771

	11,946	33,611	357,873

These estimates of future results, as reported by an economical feasibility study approved on December 31 2004, will be reviewed by management after the end of the fiscal year on December 31 2005.

b) Programa de Recuperação Fiscal – REFIS

In 2000, the Company included a total debt of R$ 89,766 in the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10 2000. This liability resulted from tax charges owed to the National Institute of Social Security (INSS), out of which R$ 45,766, corresponding to interest, were settled using credits from income tax and social contribution losses purchased from third parties. As the Brazilian Internal Revenue Service (SRF) has not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated As of June 30 2005, amounts to R$ 68,792, net.

10. Account for Compensation of “Portion A” Variations

Joint Ministry Ordinance no. 25, dated January 24 2002, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record cost variations, occurring between annual rate reviews, of certain items included in the concession agreements for distribution of electric energy.

The balance of the Account for Compensation of “Portion A” Variations (CVA) is broken down below:

Assets	Current		Long-term

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Recoverable Portion A variations, 2003 rate review
Electricity purchased for resale (Itaipu)	45,425	45,425	-	11,356
Transport of purchased electricity (Itaipu)	641	641	-	160
Charges for the use of the
transmission system (Basic Network)	22,022	22,022	-	5,506
Energy Development Account - CDE	16,600	16,600	-	4,150
Charges for system services - ESS	11,960	11,960	-	2,990
	96,648	96,648	-	24,162
Recoverable Portion A variations, 2004 rate review
Energy purchased for resale (Itaipu)	-	1,984	-	-
Transport of purchased electricity (Itaipu)	-	1,208	-	-
Charges for the use of the
transmission system (Basic Network)	83,771	61,530	-	20,510
Energy Development Account - CDE	-	3,800	-	-
Charges for system services - ESS	-	7,340	-	-
Fuel Consumption Account - CCC	-	4,464	-	-
	83,771	80,326		20,510

			-
Recoverable Portion A variations, 2005 rate review
Energy purchased for resale (Itaipu)	(34,636)	(15,939)	-	(5,313)
Transport of purchased electricity (Itaipu)	2,171	1,739	-	580
Charges for the use of the
transmission system (Basic Network)	31,378	31,371	-	10,457
Energy Development Account - CDE	9,983	2,864	-	955
Charges for system services - ESS	6,534	3,628	-	1,209
Fuel Consumption Account - CCC	8,772	7,833	-	2,611
	24,202	31,496	-	10,499
Recoverable Portion A variations, 2006 rate review
Energy purchased for resale (Itaipu)	-	-	(8,940)	-
Transport of purchased electricity (Itaipu)	-	-	178	-
Charges for the use of the
transmission system (Basic Network)	-	-	7,018	-
Energy Development Account - CDE	-	-	2,979	-
Charges for system services - ESS	-	-	411	-
Fuel Consumption Account - CCC	-	-	13	-
	-	-	1,659	-

	204,621	208,470	1,659	55,171

.
Liabilities	Current		Long-term

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Recoverable Portion A variations, 2005 rate review
Electricity purchased for resale:
Auction	33,131	-	-	-
Cien	14,480	-	-	-
Itiquira	(740)	-	-	-
	46,871	-	-	-
Recoverable Portion A variations, 2006 rate review
Electricity purchased for resale:
Auction	-	-	10,923	-
Cien	-	-	(1,206)	-
Itiquira	-	-	(2,070)	-
	-	-	7,647	-

	46,871	-	7,647	-

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Balance

	03.31.2005				06.30.2005
Assets
Electricity purchased for resale (Itaipu)	39,714	(22,942)	(15,328)	405	1,849
Transport of purchased electricity (Itaipu)	4,324	(10)	(1,491)	167	2,990
Charges for the use
of the transmission system (Basic
Network)	151,256	(3,661)	(6,390)	2,984	144,189
Energy Development Account - CDE	26,463	10,692	(8,931)	1,338	29,562
Charges for system services - ESS	26,969	2,025	(11,412)	1,323	18,905
Fuel Consumption Account - CCC	14,915	(2,031)	(4,828)	729	8,785
	263,641	(15,927)	(48,380)	6,946	206,280
Liabilities
Electricity purchased for resale:
Auction		42,451		1,603	44,054
Cien	-	12,680	-	594	13,274
Itiquira	-	(2,739)	-	(71)	(2,810)
	-	52,392	-	2,126	54,518

Joint Ministry Ordinance no. 116, dated April 4 2003, postponed for 12 months the compensation of the CVA balance for the annual rate reviews occurring between April 8 2003 and April 7 2004.

Joint Ministry Ordinance no. 361, dated November 26 2004, listed the costs of purchase of electricity and of the energy and cost-sharing quotas of “Proinfa” (the Program of Incentives for Alternative Energy Sources) as two additional items eligible for recording of cost variations between rate reviews, provided that utilities sign amendments to their concession agreements for distribution of electric energy. Such legal requirement was imposed in order to make current concession agreements compliant with Law no. 10,848/2004 and with Decree no. 5,163/2004, both of which deal with sales of energy in the regulated and free environments. Copel signed the amendment to its concession agreement on May 23 2005.

As part of Copel Distribution’s rate review of June 2005, approved under ANEEL Resolution no. 130/2005, three installments were taken into account as parts of the CVA: (i) the first one, for rate year 2004-2005, in the amount of minus R$ 24,860 (such a reduction resulting mostly from the purchase prices agreed upon at the existing energy auction of December 7 2004 and from the appreciation of the real against the U.S. dollar, which is the reference currency for purchases of power from Itaipu); (ii) the second one, accounting for the remaining 50% of the 2002-2003 CVA, in the amount of R$ 112,193; (iii) and the third one, in the amount of R$ 128,040, accounting for the 2004 Basic Network CVA, which had not been considered in the 2004 rate review, and for the CVA balance not recovered during the rate year, as a consquence of customers migrating to the free market. The sum of these installments resulted in a 5.99% CVA share out of the total rate review of 7.80% granted under Resolution no. 130/2005.

11. Other Receivables

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Current assets
Employees	-	-	15,233	16,352
Advance payments to suppliers	-	-	1,254	2,362
Insurance companies	-	-	440	421
Recoverable salaries of transferred employees	-	-	3,478	3,347
Advance payments for judicial deposits	-	-	1,579	1,079
Installment plan for Onda Provedor de Serviços	4,334	4,475	4,334	4,475
Security deposits	-	-	35,291	38,076
Disposal of property and rights	-	-	654	497
Fuel purchases on account of CCC	-	-	2,261	800
Decommissioning in progress	-	-	1,231	1,640
RGR - 2003 outstanding balance	-	-	4,528	-
Advance payments	-	-	988	1,965
Other receivables	6	6	2,857	4,014
Provision for doubtful accounts	-	-	(1,642)	(1,642)
	4,340	4,481	72,486	73,386
Long-term receivables
Collateral to the STN agreement (note 15.3)	-	-	27,830	27,141
IUEE tax - Municipalities (note 22)	-	-	7,374	7,374
Compulsory loans	-	-	7,796	7,634
Property and rights assigned for disposal	-	-	1,859	1,859
PIS and COFINS regulatory assets (a)	-	-	111,925	99,807
Advance payments	-	-	3,819	3,877
Other receivables	-	-	243	242
	-	-	160,846	147,934

a) PIS and COFINS regulatory assets

Under Laws no. 10,637, dated December 30 2002, and 10,833, dated December 29 2003, the Federal Government changed the tax bases and increased the rates of the PIS and COFINS social contributions. These changes resulted in increased expenses with PIS from December 2002 to June 2005 and with COFINS from February 2004 to June 2005.

Through Official Letter no. 302/2005-SFF/ANEEL, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS and COFINS costs. The Agency has determined that utilities must calculate the financial impact of the PIS and COFINS changes up until the date of their financial statements and record such an impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL has accrued R$ 111,925 as long-term receivables under the criteria set by ANEEL, and recorded a proportional reduction in the PIS and COFINS expenses.

The Company estimates that the recorded amounts will be recovered through the electricity rates starting in July 2005. Nonetheless, the establishment by ANEEL of a restatement criteria and of a recovery schedule are still pending. Therefore, such amounts haven’t yet been monetarily restated.

12. Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Consolidated companies:
Copel Generation
Interest on capital receivable (note 7)(a)	-	23,382
Transferred financing (b)	-	416,286	-	-
Current accounts	-	(577,934)	-	-
	-	(138,266)	-	-
Copel Transmission
Interest on capital receivable (note 7)(a)	80,454	132,433
Transferred financing (b)	26,627	31,833	-	-
Current accounts	(80,454)	(80,454)	-	-
	26,627	83,812	-	-
Copel Distribution
Transferred financing (b)	100,721	120,813	-	-
Transfered Debêntures (b)	592,025	571,211	-	-
Current accounts	173,944	173,944	-	-

	866,690	865,968	-	-
Copel Telecommunications
Interest on capital receivable (note 7)(a)	916	916
Current accounts	67,244	67,244	-	-
	68,160	68,160	-	-
Copel Corporate Partnerships
Interest on capital receivable (note 7)(a)	38,029	38,029
Current accounts	208,659	321,704	-	-
	246,688	359,733	-	-

Consolidated total	1,208,165	1,239,407	-	-
Non-consolidated companies:
Loan agreements
Foz do Chopim Energética Ltda.	34,473	33,989	34,473	33,989
Elejor - Cent. Elet. do Rio Jordão S.A. (c)	-	-	160,815	244,199
Non-consolidated total	34,473	33,989	195,288	278,188

	1,242,638	1,273,396	195,288	278,188

Current total - note 7	119,399	194,760	-
Long-term total	1,123,239	1,078,636	195,288	278,188

a) Receivable interest on capital

These are dividends receivable from the wholly-owned subsidiaries, calculated as interest on capital, as provided for in their by-laws, for the years 2001, 2003 and 2004, which are being paid in 2005.

b) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded under the Parent Company.

For purposes of disclosure of financial statements, the balances of these transferred loans and financing are shown separately, without interest, as receivables from the wholly-owned subsidiaries and as loans and financing liabilities, in the amount of R$ 127,348, As of June 30 2005 (note 15).

The amount of R$ 592,025 in debentures was also transferred to Copel Distribution under the same accounting criteria mentioned in the previous paragraph (note 16).

c) Loan agreement with Elejor

The loan agreement with Elejor, in the amount of R$ 160,815 (R$ 244,199 as of March 31 2005), was negotiated to ensure the continuity of the construction of the power plants that make up the Fundão-Santa Clara Power Complex and the corresponding transmission system. This loan is to be paid in 120 (one hundred and twenty) monthly and consecutive installments, with a grace period of 6 (six) months after the start of operations of the fourth turbine of the Complex, scheduled for October 2006, plus interest “pro rata tempore” of 3.198% a year, and a spread equivalent to the variation of the the Interbank Deposit Rate as from the date of each transfer.

Elejor has issued R$ 255,626 in debentures. The first issue took place in May 2005, in the amount of R$ 175,173. Out of this total, R$ 123,749 were employed to pay off part of the loan owed by Elejor to Copel.

13. Investments

Copel’s investment portfolio is broken down below:

	Parent company		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Wholly-owned subsidiaries (note 48)
Copel Generation	2,416,564	2,371,931	-	-
Copel Transmission	900,997	865,311	-	-
Copel Distribution	1,449,525	1,401,628	-	-
Copel Telecommunications	108,404	109,706	-	-
Copel Corporate Partnerships	444,838	402,423	-	-
	5,320,328	5,150,999	-	-
Subsidiary and investees (a)	-	-	448,311	447,897
Other investments
Amazon Investment Fund (FINAM) - Nova
Holanda	7,761	7,761	7,761	7,761
FINAM	32,609	32,609	32,609	32,609
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Real estate for future service use	-	-	6,825	6,810
Other investments	2,323	2,323	3,966	3,966
	4,663	4,663	13,131	13,116

	5,324,991	5,155,662	461,442	461,013

a) Investees and subsidiaries

	Shareholders' equity		Copel's	Consolidated
	of investee		stake	investment

	06.30.2005	03.31.2005	(%)	06.30.2005	03.31.2005
Investees
Sercomtel S.A. - Telecomunicações	216,833	218,919	45.00	97,575	98,514
Goodwill				12,138	13,195
Sercomtel S.A. - Telecomunicações total				109,713	111,709
Sercomtel Celular S.A.	36,832	38,823	45.00	16,574	17,470
Goodwill				1,673	1,818
Sercomtel Celular S.A. total				18,247	19,288
Dominó Holdings S.A. (*)	549,499	536,751	15.00	82,432	80,513
Escoelectric Ltda. (*)	(858)	(936)	40.00	-	-
Copel Amec S/C Ltda. (*)	818	762	48.00	393	366
Dona Francisca Energética S.A.	(10,537)	(15,527)	23.03	-	-
Carbocampel S.A. (*)	552	560	49.00	271	274
Braspower International Engineering S/C Ltda.(*)	(164)	(121)	49.00	-	-
Advance payments for capital increase				176	176
Centrais Eólicas do Paraná Ltda. (*)	5,328	5,109	30.00	1,598	1,533
Foz do Chopim Energética Ltda. (*)	60,630	56,595	35.77	21,687	20,244
UEG Araucária Ltda. (nota 17 (a))	(153,241)	(139,829)	20.00	-	-
Advance payments for capital increase				141,899	141,899
				376,416	376,002
Subsidiaries
Elejor - Centrais Elétricas do Rio
Jordão S.A. (**) (***)	131,733	127,405	35.12	49,080	49,080
Goodwill				22,815	22,815
Elejor - Centrais Elétricas do Rio Jordão S.A. total				71,895	71,895

				448,311	447,897

(*) Unaudited. (**) Pre-operational. (***) Stake in total share capital.

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 12,138 and R$ 1,673, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 2,404 (R$ 2,114 and R$ 290) in 2005 and 2004. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability and the amortization over ten years, at the annual rate of 10%, resulted from the assessment of the return on investment based on discounted cash flows.

On December 18 2003, COPEL signed a stock purchase agreement with Triunfo Participações to acquire their 30% interest in Elejor, thus increasing the Company’s stake from 40% to 70% of the power plant’s common shares. Elejor’s share capital is represented by 60,300 thousand common shares and by 59,900 thousand preferred shares. This transaction was approved by ANEEL, under Resolution no. 302, dated July27 2004 and published in the Federal Register on July 28 2004, and by CADE (the Council for Economic Law), at ordinary session no. 330 on September 15 2004.

14. Property, Plant, and Equipment

	Accumulated		Consolidated
	Cost	depreciation	Net value	Net value

			06.30.2005	03.31.2005
In service
Generation	4,259,267	(1,435,384)	2,823,883	2,820,372
Transmission	1,311,197	(424,183)	887,014	886,890
Distribution	3,146,269	(1,518,237)	1,628,032	1,581,045
Telecommunications	275,390	(118,936)	156,454	162,425
Corporate Partnerships	384	(215)	169	187
Compagas	102,153	(18,727)	83,426	84,503
	9,094,660	(3,515,682)	5,578,978	5,535,422
Construction in progress
Generation	137,310	-	137,310	160,329
Transmission	157,453	-	157,453	137,024
Distribution	220,468	-	220,468	244,769
Telecommunications	24,578	-	24,578	21,631
Corporate Partnerships	1	-	1	-
Compagas	39,553	-	39,553	37,066
	579,363	-	579,363	600,819
	9,674,023	(3,515,682)	6,158,341	6,136,241
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(740,613)	(727,663)
			(747,753)	(734,803)

			5,410,588	5,401,438

Under Articles 63 and 64 of Decree no. 41,019, dated February 26 1957, the assets and facilities used in the generation, transmission, distribution, and sale of electric energy are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account attached to investment in the concession.

The main depreciation rates, according to ANEEL Resolution no. 44/1999 and to Ministry of Communications Ordinance no. 96, dated March 17 1995, are:

%

Generation
General equipment	10.0
Generators	3.3
Reservoirs, dams, and headrace channels	2.0
Hydraulic turbines	2.5
Transmission
System structure and conductors and power transformers	2.5
General equipment	10.0
Reconnectors	4.3
Distribution
System structure and conductors and power transformers	5.0
Capacitor boards and distribution switches	6.7
Voltage regulators	4.8
Central administration
Office machinery and equipment	10.0
Furniture and implements	10.0
Telecommunications
Power and transmission equipment (telecommunications)	10.0
Overhead and underground cabling, wiring, and private switching center	10.0
Natural gas supply
Gas pipelines	3.3
Gas pipeline operating equipment	10.0

a) Special liabilities

These are obligations linked to the concession of public electric energy services and represent funds provided by the Federal Government and by customers, as well as donations for which there are no obligations of any return to the donors and subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, and they must be settled at the time of expiration of the concessions.

b) Electric Energy Universalization Plans

Under Resolution no. 223, dated April 29 2003, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438 of April 26 2002, and sets the duties of the holders of electric energy distribution concessions and permits.. As of June 30 2005, customers had been refunded R$ 4,700.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government, is aimed at speeding up the accomplishment of universalization goals and providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

c) Inventorying property, plant, and equipment

The Company makes periodic physical inventories of its assets throughout its concession area.

15. Loans and Financing

As discussed in note 12, the balance of the Company’s loans and financing comprises obligations to financial institutions assigned to its wholly-owned subsidiaries, whose transfers are being formalized. The balance comprises:

		Charges on the	Long-term principal	Company
	Principal	current portion		Total	Total

				06.30.2005	03.31.2005
Foreign currency
Eurobonds (1)	-	-	-	-	416,286
National Treasury (3)	11,077	1,446	114,825	127,348	152,646

	11,077	1,446	114,825	127,348	568,932

Consolidated loans comprise:

				Consolidated
		Current	Long-term	Total	Total

	Principal	Charges	Principal	06.30.2005	03.31.2005
Foreign currency
Eurobonds (1)	-	-	-	-	416,286
IDB (2)	22,808	2,710	111,590	137,108	158,285
National Treasury (3)	11,077	1,446	114,825	127,348	152,646
Banco do Brasil S.A. (4)	5,243	495	18,352	24,090	27,831
Eletrobrás (5)	7	-	53	60	81
	39,135	4,651	244,820	288,606	755,129
National currency (reais)
Eletrobrás (5)	45,991	15	334,214	380,220	391,709
BNDES (6)	9,009	13	34,629	43,651	46,933
Banestado (7)	115	-	10	125	151
Banco do Brasil S.A. (4)	82	5	1,088	1,175	1,198
	55,197	33	369,941	425,171	439,991

	94,332	4,684	614,761	713,777	1,195,120

(1) Eurobonds – Issue of Eurobonds on May 2 1997, due on May 2 2005, in the amount of US$150,000, bearing interest of 9.75% per annum, with semi-annual payments starting on November 2 1997. This issue was paid off in full on the due date.

(2) IDB (Interamerican Development Bank) – Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on January 15 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the second quarter of 2005 was 4.42% p.a. The agreement features the following restrictive provisions:

a) Default by the debtor of any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

b) withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank, default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

c) overall liquidity index greater than 1.5;

d) liquidity index equal to or greater than 1.2;

e) indebtedness to shareholders’ equity ratio lower than or equal to 0.9.

(3) National Treasury – The restructuring of medium and long-term debt, signed on 20 May 1998, of the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				06.30.2005	03.31.2005
Par Bond (a)	30	15.04.2024	30	37,529	43,195
Capitalization Bond (b)	20	15.04.2014	10	28,836	35,215
Debt Conversion Bond (c)	18	15.04.2012	10	24,861	30,434
Discount Bond (d)	30	15.04.2024	30	26,024	29,731
El Bond - Interest Bonds (e)	12	15.04.2006	3	2,549	4,368
New Money Bonds (f)	15	15.04.2009	7	3,747	4,816
FLIRB (g)	15	15.04.2009	9	3,802	4,887

				127,348	152,646

The annual interest rates and repayments are as follows:

a) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. until final maturity, with a bullet payment at the end of the agreement.

b) Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. until final maturity, repayable in 21 semi-annual installments starting in April 2004.

c) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2004.

d) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a bullet payment at the end of the agreement.

e) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments starting in April 1997.

f) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2001.

g) FLIRB – Interest of 4.0% to 5.0% p.a. in the first six years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year until the end of the agreement, repayable in 13 semi-annual installments starting in April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,134 and R$ 15,868 (R$ 11,199 and R$ 15,942 as of March 31 2005), respectively, recorded in long-term receivables, other receivables (note 11).

(4) Banco do Brasil S.A. – Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments starting on March 7 2000, bearing interest of 6.6% p.a. This debt is secured by COPEL’s revenues.

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1 1994, monthly restated by the TJLP and IGPM plus interest of 5.098% p.a.

(5) Eletrobrás – Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. This debt is secured by Copel’s revenues.

(6) National Social and Economic Development Bank - BNDES – Loan to finance the diversion of the Jordão River, repayable in 99 monthly installments starting on October 15 1997. Interest is based on the TJLP – the long-term interest rate – (limited to 60% p.a.) plus a 6% p.a. spread. This loan is secured by COPEL’s revenues.

The BNDES balance also includes four agreements signed by Companhia Paranaense de Gás (Compagas) on December 14 2001, repayable in 99 installments, with interest of 4% p.a.. Two of these agreements were for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6.0% p.a.), and two were for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

(7) Banco Banestado S.A. – Urban Development Fund agreement, signed on July 23 1998, repayable in 96 monthly installments under the Price amortization schedule, restated based on the monthly Reference Rate (TR) and interest of 8.5% p.a., with a grace period of 12 months and final maturity on July 20 2006. This loan is secured by Copel’s revenues.

a) Breakdown of loans and financing by currency and index:

Currency (equivalent in reais) / Index	Consolidated

	06.30.2005%		03.31.2005%
Foreign currency
U.S. dollar	127,408	17.85	569,013	47.62
Yen	24,090	3.37	27,831	2.33
IDB - currency basket	137,108	19.21	158,285	13.24
	288,606	40.43	755,129	63.19
National currency (reais)
Brazilian Reference Interest Rate (TR)	125	0.02	151	0.02
URBNDES and Long-term Interest Rate (TJLP)	43,703	6.12	47,007	3.93
General Price Index - Market (IGP-M)	1,124	0.16	1,124	0.09
Fiscal Reference Unit (UFIR)	27,954	3.92	30,775	2.57
Eletrobrás Financing Rate (FINEL)	352,265	49.35	360,934	30.20
	425,171	59.57	439,991	36.81

	713,777	100.00	1,195,120	100.00

b) Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/Index			Variation (%)

	1st half of 2005	1st half of 2004	in the year of 2004
U.S. dollar	(11.45)	7.56	(8.13)
Yen	(18.28)	5.85	(3.98)
IDB - currency basket	(4.72)	(1.14)	3.07
TR	1.38	0.76	1.73
URBNDES	1.92	1.69	3.50
IGP-M	1.75	6.78	12.41
FINEL	0.35	1.33	2.38
INPC	(11.16)	0.35	0.68

c) Maturity of long-term installments:

	Foreign	National
	currency	currency	Consolidated

			06.30.2005	03.31.2005
2006	18,057	26,238	44,295	65,385
2007	36,114	47,439	83,553	87,003
2008	36,114	42,339	78,453	81,902
2009	35,178	38,653	73,831	77,168
2010	28,998	37,424	66,422	68,725
2011	17,839	37,424	55,263	68,726
2012	4,917	31,200	36,117	36,768
2013	3,154	31,139	34,293	34,698
2014	1,580	31,037	32,617	32,809
2015	-	30,999	30,999	30,981
2016	-	15,612	15,612	15,599
after 2016	62,869	437	63,306	71,759

	244,820	369,941	614,761	671,523

d) Changes in loans and financing:

	Foreign currency		National currency		Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31 2003	62,730	811,316	51,936	418,413	1,344,395
Funds raised	-	-	-	25,412	25,412
Capitalized charges	-	-	-	-	-
Charges	62,110	-	34,945	-	97,055
Monetary and exchange variation	(75,547)	15,354	638	13,991	(45,564)
Transfers	518,629	(518,629)	62,989	(62,989)	-
Amortizations	(111,751)	-	(92,283)	-	(204,034)
As of December 31 2004	456,171	308,041	58,225	394,827	1,217,264
Funds raised	-	-	-	-	-
Capitalized charges	-	-	-	-	-
Charges	20,649	-	16,365	-	37,014
Monetary and exchange variation	(27,921)	(41,099)	1	3,353	(65,666)
Transfers	22,122	(22,122)	28,239	(28,239)	-
Amortizations	(427,235)	-	(47,600)	-	(474,835)
As of June 30 2005	43,786	244,820	55,230	369,941	713,777

16. Debentures

The balance of Copel’s debentures As of June 30 2005 is broken down below:

	Current	Long-term	Parent company and
	Principal /
	Interest	Principal	Consolidated

			06.30.2005	03.31.2005
National currency
Debentures - Parent company	34,421	400,000	434,421	-
Debentures - Copel Distribution	26,634	565,391	592,025	571,211

	61,055	965,391	1,026,446	571,211

The Company’s balance, R$ 592,025, was transferred to Copel Distribution (R$ 571,211 as of March 31 2005) along with the loans and financings (notes 12 and 41).

a) Debentures – Company – Third Issue

A single series of 40,000 (forty thousand) debentures makes up the third issue of simple debentures, concluded on April 14 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (33,33%) being scheduled for January 1 2007, the second repayment (33,33%) for February 1 2008, and the third one (33,34%) for February 1 2009.

These are simple, nominative, scriptural (electronic) debentures, non-convertible into stock, and jointly and severally secured by COPEL’s wholly-owned subsidiaries. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2 1997 and due on May 2 2005, in the amount of US$ 150,000.

The pledged security is Copel’s bank account in Banco do Brasil S.A., in which all resources earned by Copel Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1 2005 and the last on February 1 2009. There will be no renegotiation of these debentures.

The agreement contains the following restrictive provisions:

(1) bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or, in regard to any of the hypotheses of this item, any judicial proceeding similar to those discussed in this item which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

(2) non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

(3) court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

(4) notwithstanding the provision in item (2) above, the default by the issuer or by Copel Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in 10 (ten) business days from the date of default or of proof of untruthfulness. This 10 (ten) business day deadline is not applicable to obligations for which a specific deadline has been set;

(5) legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within 30 (thirty) days of its filing;

(6) final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within 10 (ten) business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

(7) accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

(8) lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

(9) violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement;

(10) any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

b) Debentures – Copel Distribution

This issue of simple debentures was completed on May 9 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due on March 1 2007. The first series was repurchased on February 27 2004, and the second series was renegotiated in March 2005, at the Interbank Deposit Rate plus 1.50% p.a., maturing on March 1 2007.

These debentures confer no preemptive rights (unsecured creditor), are jointly and severally guaranteed by COPEL’s wholly-owned subsidiaries, are not convertible into stock, and have scriptural (electronic) form. The funds were used to pay off the Euro-Commercial Papers and applied to the 2002-2004 expenditure program of the Company’s wholly-owned subsidiaries.

The first and second series yield interest equivalent to the variation of the DI rate (calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP) expressed in an annual percentage rate based on 252 business days, plus a 1.75% p.a. spread. They are paid semi-annually on the first business day of March and September. The third series bears interest on its face value starting on the issue date, March 1 2002, based on the IGP-M index, prorated to the number of business days, plus interest of 13.25% p.a.. Interest is paid annually on the first business day of March, and the IGP-M restatement is included in a bullet payment, together with the principal amount.

17.Suppliers

	Consolidated

	06.30.2005	03.31.2005
Charges for the use of the power grid
Use of connections	251	251
Use of the Basic Network	35,407	35,837
Transport of electricity	2,666	2,646
	38,324	38,734
Electric energy suppliers
Administracion Nac. de Eletr. - ANDE (Paraguay)	2,014	2,731
Eletrobrás (Itaipu)	60,764	68,417
Utilities - CCEE (note 38)	8,257	2,754
Cia. de Interconexão Energética - CIEN	97,174	90,578
Cia. de Interconexão Energética - CIEN - Long-term	205,483	222,585
Foz do Chopin Energética Ltda.	57,156	51,298
Furnas Centrais Elétricas S.A.	19,573	20,358
Itiquira Energética S.A.	7,531	6,671
Dona Francisca Energética S/A	4,847	4,985
Other suppliers	36,478	37,191
	499,277	507,568
Materials and services

Petróleo Brasileiro S.A. - Petrobrás (c)		664,936	578,099
Other suppliers		50,302	50,484
Other suppliers - long-term		889	889
		716,127	629,472

		1,253,728	1,175,774

	Current total	1,047,356	952,300
	Long-term total	206,372	223,474

a) UEG Araucária Ltda. – UEG Araucária and Copel are involved in litigation over a capacity purchase agreement for 484,7 MW, originally signed on May 31 2000 for a 20-year term from the date of official commercial operation of the thermal power plant built in the town of Araucária, in the State of Paraná.

Under the agreement for capacity purchase and for operation and maintenance of the gas-fired thermal power plant, Copel and UEG Araucária committed themselves to the exclusive purchase and sale of all the initial assured power of the facility, amounting to 484.7 MW.

The monthly amounts paid by Copel until December 2002 represented an advance payment of what would have been due under an amended agreement to be signed by both parties to the original agreement, provided that such amended agreement were approved by the regulatory authorities as required. In January 2003, all payments were suspended by the new administration of the Company as negotiation of the amendments to the original capacity purchase agreement broke down.

UEG Araucária then filed for arbitration before the Paris Arbitration Court on April 1 2003, claiming breach of contract by Copel. On April 22 2003, UEG Araucária sent to Copel written notice of termination of the agreement.

Copel in turn filed a lawsuit before the courts of the State of Paraná on June 22 2003 claiming that the contract clause providing for arbitration was null and void. The Company was granted a preliminary injunction suspending the arbitration proceedings, under penalty of daily fines.

Based on the legal opinion of renowned scholars from the Institute of Civil Law (IDC), Company management believes that the capacity purchase agreement is legally null and void since it has never been ratified by ANEEL.

In addition, the IDC legal opinion states that the payment of the price of the power plant as contractual penalty claimed by UEG Araucária in the arbitration proceeding can not be considered due before the Brazilian State courts reach a final ruling in the lawsuits currently in progress. The claimed contractual penalty, furthermore, is much higher than the market price for a facility of similar size and features, which violates the legislation applicable to the case.

Company management, based on this legal opinion and on the understanding that the agreement is invalid, chose to revert, on June 30 2003, the provisions for the monthly billings charged by UEG Araucária to Copel.

On August 14 2003, Copel filed another lawsuit against UEG Araucária (“Ação Cautelar de Produção Antecipada de Provas”), processed under no. 24,546/2003 before a local court (“3a. Vara da Fazenda Pública”) in Curitiba, which resulted in a court-ordered expert investigation that has been submitted to review by the technical assistants of both parties. The Company intends to use the results of this investigation as evidence of the technical impossibility of operating the facility in a continuous, safe, and permanent manner. Both the Company and UEG Araucária appointed technical assistants to follow the investigation, and they will now issue their own conclusions about the issues raised before the court.

On February 22 2004, a preliminary hearing took place before the Arbitration Court of the Chamber of International Trade in France and was then adjourned until April 15 2004. At that time, Copel stated its refusal to acknowledge the jurisdiction of the Arbitration Court, pointing out to the fact that a Brazilian court had judged to be null and void the clause providing for arbitration in the disputed contract, which would have supported the proceedings in France. In July 2004, yet another hearing took place in Paris, and the Company again restated its understanding that the Arbitration Court had no jurisdiction over the matter submitted before it unilaterally by UEG Araucária. On December 6 2004, the Arbitration Court ruled by majority vote that it had jurisdiction over the issues at hand. This ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter. Since the issue of jurisdiction was settled by the Arbitration Court, it will now proceed to the stage of reviewing the claims of both parties. The Chamber of International Trade has already set a schedule for the proceedings, which will take place throughout 2005 and should be concluded in the first half of 2006.

On May 30 2005, the Company, despite not acknowledging the jurisdiction of the Arbitration Court over this matter, submitted its counterclaims against UEG Araucária, based on the “principle of eventuality” and as a form of defense against Araucária’s claims.

Copel does not anticipate losses in connection with the advance payments to UEG Araucária for future capital increase, in the amount of R$ 141,899, taking into consideration the negotiations with the other shareholders.

b) Cia. Paranaense de Gás - Compagas – Contract for sale of natural gas, signed in 2000 for a 20-year term in effect as from the date supply has begun (2002), intended exclusively for consumption by UEG Araucária for the generation of electric energy.

Due to pending litigation between Copel and UEG Araucária and to the fact that the capacity purchase agreement signed between them has never been approved by ANEEL, on February25 2003 the Company suspended the payments to Compagas under the natural gas purchase agreement to supply fuel for the power plant, which has never entered operation. Compagas, in turn, suspended payments to Petrobras.

The amount recorded in this item refers to a provision for the amounts of gas set forth in the agreement between the parties on a “take or pay” basis. The agreement also provides for the recovery of the amounts paid over a seven-year period, linked to an equivalent gas consumption. Such recovery, however, depends on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in item “a” of this note.

Since June 1 2005, Compagas has no longer been billing any amounts under the gas supply and transport agreement, since its agreements with both Petrobras and with Copel have been terminated.

c) Petróleo Brasileiro S.A. - Petrobrás – The amounts of the liabilities to Petrobras result from the inclusion of Compagas in the consolidated balance sheets.

18. Labor Provisions

	Consolidated

	06.30.2005	03.31.2005
Payroll
Payroll, net	356	18,570
Taxes and social contributions	11,631	13,826
Assignments to third parties	3	11
	11,990	32,407
Labor provisions
Paid vacation and annual bonus ("13th salary")	51,386	52,352
Social charges on paid vacation and annual bonus	18,357	17,949
	69,743	70,301

	81,733	102,708

19.Post-Employment Benefits

The company’s subsidiaries, through sponsorship of Fundação Copel, offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents. Both sponsors and beneficiaries make contributions to the plans, based on actuarial calculations prepared by independent actuaries, in compliance with the current regulations applicable to closed-end supplementary pension entities, in order to raise sufficient funds to cover future benefit obligations.

With the constitution of Copel’s wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated until then, was transferred to these companies, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from August 1 2001. To secure these contracts, the sponsors authorized Fundação Copel to withhold balances in their checking accounts, and the Company also became co-guarantor of any deficit resulting from granting benefits.

The Company adopts the accounting practices established by CVM Resolution no. 371, dated December 13 2000, to record the costs of the pension plan and the healthcare plan, as well as the charges on the debt incurred with Plan III (note 28).

	Pension	Healthcare	Consolidated
	plan	plan	Total

			2005
Cost of current service	6,045	6,448	12,493
Estimated interest expense	331,611	47,349	378,960
Expected return on plan assets	(287,936)	(2,377)	(290,313)
Estimated contributions by employees	(25,731)	-	(25,731)

Estimated total	23,989	51,420	75,409

20. Regulatory Charges

	Consolidated

	06.30.2005	03.31.2005
Emergency capacity charges	19,407	24,081
Fuel Consumption Account - CCC	18,038	16,906
Financial compensation for the use of water resources	11,324	12,554
Energy Development Account - CDE	10,934	10,934
Global Reversal Reserve - RGR	5,390	5,491
RGR - 2003 outstanding balance	2,592	3,702
Inspection fee - ANEEL	1,046	878
Taxes - FUST and FUNTEL	20	15
RGR - 2002 outstanding balance	-	690

	68,751	75,251

21. Other Accounts Payable

	Consolidated

	06.30.2005	03.31.2005
Collected public lighting charge	13,287	19,756
Customers	2,296	2,826
Triunfo Participações e Investimentos S.A.	895	1,406
Compulsory loan - Eletrobrás	856	2,044
Low income customers	433	437
Pledged collateral	300	297
Other liabilities	1,042	2,299

	19,109	29,065

22. Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. Company management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses. Since no new claims have been filed against Copel and no material changes with potential impact on its financial statements have occurred in the existing lawsuits as of the end of the first quarter of 2005, the Company has not updated the corresponding amounts.

				Provisions
	Judicial deposits			(Liabilities -
	(Assets - Long-term)			long-term)
	Consolidated		Consolidated

	06.30.2005	03.31.2005	06.30.2005	03.31.2005
Labor	54,088	48,359	64,504	64,504
Civil:
Customers	1,574	1,588	15,657	15,657
Rights of way	6,805	6,425	35,847	35,847
IUEE - Municipalities	-	-	7,374	7,374
Civil and fiscal claims	-	-	28,018	28,018
	8,379	8,013	86,896	86,896
Tax:
COFINS (a)	-	-	197,549	197,549
PASEP	36,456	35,871	36,673	36,089
INSS (b)	48,014	48,014	18,245	18,245
Federal taxes	-	-	26,000	26,000
	84,470	83,885	278,467	277,883

Other judicial deposits	11,798	11,433	-	-

	158,735	151,690	429,867	429,283

a) COFINS

On August 18 1998, the 4th District Federal Court granted COPEL immunity from the COFINS contribution on electric energy transactions. On August 10 2000, the Federal Government filed a lawsuit pleading the annulment of this ruling. The Company was summoned on November 21 2000, thus setting in motion the proceedings for discussion of the potential lapsing of the Federal Government’s right to take legal action.

On December 14 2000, the case was submitted to the reporting Justice, with a rebuttal submitted by COPEL on December 6 , based on the conclusive opinions of renowned legal scholars that the Government had no legal grounds for such annulment claim. Conservatively, management decided to maintain a provision for contingency only in respect of the principal amount being discussed, without considering interest.

In August 2003, the court ruled by majority vote in favor of the Government’s claim and against Copel. The Company then filed an appeal requesting clarification of the decision, which was partially accepted.

In June 2004, Copel filed a request for reconsideration (since it had obtained a favorable vote on the issue of the lapsing of the Government’s right to take legal action), whose trial was scheduled for December 2 2004. After the start of the proceedings and the verbal pleading by the representatives of both parties, the Federal Court adjourned the session.

On June 2 2005, the Federal Court resumed trial and accepted, by majority vote, Copel’s claim of lapsing of right to take legal action, following the opinion of the reporting Federal Justice. Both parties are currently waiting for this ruling to be officially published.

This provision was not included in the REFIS Program because Copel believes, based on the opinion of several legal scholars, it is probable that these lawsuits will be judged in favor of the Company.

b) INSS

The deposits in court related to the National Institute of Social Security (INSS), in addition to those related to provisioned collections from third parties, include other lawsuits involving the Company that are being challenged and supported by judicial deposits.

c) Rio Pedrinho and Salto Natal

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with Copel Distribution.

The progress of such arbitration is subordinated to a class action claiming that the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements, the same ones submitted to arbitration, are null and void since they are damaging to the Company’s assets. Furthermore, the arbitration ruling may be contested in court in a stay of execution, with which the Company may dispute the amounts and the enforceability of the agreements.

Copel also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on Copel on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Superior Court of the State of Paraná by majority vote.

23. Share Capital

As of June 30 2005, Copel’s paid in share capital, represented by shares with no par value, was R$ 3,480,000. The different classes of shares and main shareholders are detailed below:

							In thousand of shares
Shareholders	Common		Class A preferred		Class B preferred			Total

		%		%		%		%
Estado do Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos
S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,935,816	21.8	66,234,591	24.2
Free float (Brazil)	16,746,319	11.6	121,367	30.0	66,499,038	51.9	83,366,724	30.4
Free float (ADS's)	2,780,451	1.9	-	-	33,622,206	26.2	36,402,657	13.3
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other shareholders	461,868	0.3	268,214	66.4	149,299	0.1	879,381	0.3

	145,031,081	100.0	404,297	100.0	128,219,998	100.0	273,655,376	100.0

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

24. Gross Revenues from Sales and Services

	Consolidated

	06.30.2005	06.30.2004
Sales of electricity to final customers
Residential	907,678	795,644
Industrial	758,625	686,066
Commercial, services, and other activities	528,495	432,824
Rural	122,986	105,060
Public agencies	78,957	65,784
Public lighting	69,214	61,964
Public services	57,892	49,105
	2,523,847	2,196,447
Sales of electricity to distributors
Initial contracts	19,206	17,814
Auction - CCEAR	214,511	-
Bilateral contracts	204,081	178,051
Sales at CCEE (note 38)	26,922	8,967
	464,720	204,832
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	66,974	24,747
Basic Network - rate for the use of the transmission system (TUST)	63,768	60,723
Connection grid	86	79
	130,828	85,549
Revenues from telecommunications
Data communication and telecommunications services	25,596	19,267
	25,596	19,267
Piped gas distribution
Sales of natural gas	84,479	74,844
	84,479	74,844
Other operating revenues
Revenus from services	5,831	8,187
Leases and rents	22,350	14,183
Subsidy - CCC	9,216	5,917
Charged service	3,893	3,569
Other revenues	343	539
	41,633	32,395

	3,271,103	2,613,334

25. Deductions from Gross Revenues

	Consolidated

	06.30.2005	06.30.2004
Taxes and social contributions on revenues
COFINS	144,380	114,230
PIS	31,622	25,984
ICMS	655,835	554,431
ISSQN	466	609
	832,303	695,254
Customer charges
Global Reversal Reserve (RGR) quota	31,479	35,135
Emergency capacity charges	50,854	77,022
	82,333	112,157

Other deductions from revenues	128	164

	914,764	807,575

26. Electricity Purchased for Resale

	Consolidated

	06.30.2005	06.30.2004
Eletrobrás (Itaipu)	255,718	203,944
Cia. de Interconexão Energética - CIEN	156,307	159,080
Furnas Centrais Elétricas S.A. - auction	89,093	-
Companhia Hidro Elétrica do São Francisco - auction	62,726	-
Companhia Energética de São Paulo - auction	23,612	-
Other utilities - auction	45,246
Electricity purchased for resale - passive Portion A (CVA)	52,392	-
Itiquira Energética S.A.	38,914	33,393
Dona Francisca Energética S.A.	24,783	21,831
Electric Energy Trading Chamber - CCEE	23,164	49,689
Foz do Chopin Energética Ltda.	11,264	10,334
Other utilities	1,400	8,557

	784,619	486,828

27. Payroll

	Parent company		Consolidated

	06.30.2005	06.30.2004	06.30.2005	06.30.2004
Wages and salaries	1,665	1,558	187,821	151,151
Social charges on payroll	348	376	67,251	53,302
Meal assistance and education allowance	-	-	17,076	14,327
Labor indemnifications (*)	-	-	305	250
(-) Transfers to construction in progress	-	-	(18,429)	(15,258)

	2,013	1,934	254,024	203,772

(*) Net of reversals

28. Pension Plan and Healthcare Plan

In the first half of 2005, the expenses incurred by the Company with the pension plan and healthcare plan were:

	Pension	Healthcare
	plan	plan	Consolidated

			06.30.2005	06.30.2004
Post-employment period	13,193	25,710	38,903	58,919
Current employees	-	10,126	10,126	9,467

	13,193	35,836	49,029	68,386

29. Materials and Supplies

	Consolidated

	06.30.2005	06.30.2004
Fuel and vehicle parts	9,843	8,402
Materials for the electric system	9,817	5,988
Information technology equipment and supplies	1,875	1,557
Cafeteria supplies	1,697	1,398
Materials for civil construction	1,230	1,061
Office supplies	1,194	337
Safety supplies	829	669
Tools	633	575
Lodging supplies	625	475
Maintenance and cleaning	467	367
Apparel	428	261
Telecommunications	404	101
Lubricants for motor vehicles and machinery	325	285
Other materials	1,357	1,269

	30,724	22,745

30. Raw Materials and Supplies for Energy Generation

	.	Consolidated

		06.30.2005	06.30.2004
Fuels for energy generation		9,215	6,144
Other supplies		117	117

		9,332	6,261

31. Natural Gas and Supplies for the Gas Business

	.	Consolidated

		06.30.2005	06.30.2004
Natural gas purchased for resale		140,640	138,473
Other supplies		80	84

		140,720	138,557

The acquired gas is used in Compagas’ operations, which include supply to Copel Generation and to other customers.

32. Third-Party Services

	Parent company		Consolidated

	06.30.2005	06.30.2004	06.30.2005	06.30.2004
Power grid maintenance	-	-	10,605	8,160
Technical, scientific, and administrative consulting	347	1,027	9,378	13,098
Postal services	9	-	7,821	7,024
Telephone	-	-	7,141	6,647
Data processing and transmission	-	-	6,912	6,504
Authorized and registered agents	-	-	6,656	6,315
Administrative support services	94	97	5,816	5,107
Meter reading and bill delivery	-	-	3,710	3,488
Customer service	-	-	3,622	1,693
Travel	142	343	3,451	3,646
Security	-	-	3,270	2,801
Personnel training	96	90	1,934	1,424
Civil maintenance services	-	9	1,920	1,565
Audit	1,319	241	1,714	973
Advertising and publicity	178	718	1,709	2,041
Small lamp post -contractors	-	-	1,688	1,613
Management of franchisees	-	-	1,549	1,723
Vehicles - maintenance and repairs	-	-	1,548	1,233
Facilities - services in "green areas"	-	-	1,404	1,234
Telephone operator - corporate entity	-	-	1,325	1,730
Telecommunications - system maintenance	-	-	1,148	1,114

Legal fees	92	188	1,125	704
Cargo shipping	-	-	925	869
Import taxes and duties	-	-	749	139
Tree pruning	-	-	699	451
Communication	-	75	517	419
Printing	4	1	513	248
Upkeep of right of way areas	-	-	443	268
Water consumption	-	-	436	430
Office machinery and furniture maintenance	-	-	427	346
Other services	65	85	3,310	6,558

	2,346	2,874	93,465	89,565

33. Regulatory Charges

	Consolidated

	06.30.2005	06.30.2004
Fuel Consumption Account - CCC	114,588	76,678
Financial compensation for the use of water resources	27,854	27,167
Inspection fee - ANEEL	5,438	3,753
Energy Development Account - CDE	70,069	38,946
Taxes - FUST and FUNTEL	77	79

	218,026	146,623

34. Other Operating Expenses

	Parent company		Consolidated

	06.30.2005	06.30.2004	06.30.2005	06.30.2004
Research and development and energy efficiency	-	-	5,381	5,304
Leases and rents	58	56	8,516	7,544
Insurance	1	3	2,168	2,396
Taxes	1,160	208	9,394	4,345
Donations, contributions, and subsidies	-	56	1,371	1,264
Provision (reversal) for doubtful accounts -
customers and suppliers (note 5)	-	-	43,112	21,549
Provision (reversal) for doubtful accounts -
third-party services and other creditors	-	-	167	(819)
Advertisement - special campaigns	1,620	800	1,876	7,047
Own consumption of electricity	-	-	2,555	466
Indemnifications	-	-	1,203	955
Recovery of expenses	(182)	(221)	(13,298)	(12,312)
General expenses	-	4	2,929	2,538

	2,657	906	65,374	40,277

35. Financial Income (Expenses), Net

	Parent company		Consolidated

	06.30.2005	06.30.2004	06.30.2005	06.30.2004
Financial income
Income from financial investments	3,854	21	38,061	22,256
Interest and commissions	1,314	2,391	65,121	50,582
Monetary variations	-	-	23,725	66,101
Penalties on overdue bills	-	-	38,785	27,506
Monetary restatement of Portion A (CVA)	-	-	14,536	22,138
Interest on taxes paid in advance	1,839	1,747	4,955	2,066
Other financial income	13	67	4,279	6,398
(-) Taxes and social contribution on financial income	-	(387)	-	(10,459)
	7,020	3,839	189,462	186,588
(-) Financial expenses
Interest on loans and financing	24,557	2,878	103,662	91,491
Monetary and exchange variations	1	-	(60,475)	91,262
Interest on tax installments	2,239	1,499	2,239	1,498
Interest on transactions with derivatives	-	-	41,952	(8,045)
Overdue tax penalties and other	554	5,022	5,519	12,575
Contractual penalties - Compagas	-	-	83,156	29,958
CPMF tax	3,611	816	17,732	13,917
Other financial expenses	1,088	1,249	6,522	5,166
	32,050	11,464	200,307	237,822

	(25,030)	(7,625)	(10,845)	(51,234)

36. Equity in the Results of Subsidiaries and Investees

The results of Copel’s interests in its subsidiaries and investees in the first half of 2005 were:

	Parent Company		Consolidated

	06.30.2005	06.30.2004	06.30.2005	06.30.2004
Equity in the results of subsidiaries and investees
Copel Generation	47,620	38,828	-	-
Copel Transmission	62,402	47,409	-	-
Copel Distribution	79,381	77,284	-	-
Copel Telecommunications	(570)	241	-	-
Copel Corporate Partnerships	29,994	17,754	-	-
Investees (a)	-	-	8,283	6,821

.	218,827	181,516	8,283	6,821
Dividends	191	183	191	183
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(2,114)	(2,114)
Sercomtel Celular S.A.	-	-	(290)	(290)
	-	-	(2,404)	(2,404)

	219,018	181,699	6,070	4,600

a) Equity in the results of investees

				Consolidated
	Net income (losses)		Copel's
	of investee		stake	Equity in the results

	06.30.2005	06.30.2004	(%)	06.30.2005	06.30.2004
Sercomtel S.A. - Telecomunicações	(1,435)	482	45.00	(102)	(2,428)
Sercomtel Celular S.A.	(1,352)	2,138	45.00	(608)	962
Dominó Holdings S.A.	41,538	37,375	15.00	6,071	5,606
Escoelectric Ltda.	(1,413)	(484)	40.00	(222)	(194)
Copel Amec S/C Ltda.	126	(19)	48.00	60	(9)
Dona Francisca Energética S.A.	5,813	(9)	23.03	-	-
Carbocampel S.A.	(16)	(14)	49.00	(8)	(7)
Braspower S/C Ltda.	(92)	(207)	49.00	-	-
Centrais Eólicas do Paraná Ltda.	418	387	30.00	125	116
Foz do Chopim Energética Ltda.	8,294	7,757	35.77	2,967	2,775
UEG Araucária Ltda.	(29,289)	(44,321)	20.00	-	-
				8,283	6,821

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Based on the balance sheets as of December 31 2004 of investee Sercomtel S.A. Telecomunicações, the Company included in the financial statements audited by PriceWaterhouseCoopers Independent Auditors – paragraph 4, report dated February 11 2005, recognized an equity method loss of R$ 7,881. This amount refers to the equity loss by Copel arising from investments made by Sercomtel in other companies, which recorded a provision for unsecured liabilities.

On December 31 2004, the equity in the results of investee Dominó Holdings S.A. was calculated based on preliminary financial statements. Consequently, the equity in the results was overstated by R$ 67, which was corrected in the first quarter of 2005.

37. Rate Increases

a) Annual rate review

Under ANEEL Resolution no. 130, dated June 20 2005, COPEL Distribution power rates for sales to final customers were increased by 7.80% on average, effective June 24 2005. Out of this total, - 1.25% corresponds to the annual rate review (IRT), and 9.05% to financial components outside the range of the annual rate review.

b) Discount Policy

Since 2003, COPEL has followed a policy of granting rate discounts aimed at encouraging the use of electricity, contributing to the economic growth of the State by attracting new industries, and reducing the levels of overdue bills. Accordingly, the Company decided to apply the old rates from June 24 through July 31 for those customers who pay their bills when due. As of August 1, Copel increased the rates in effect by 4.41% . The resulting average discount afforded to customers who pay when due is now 6.8% off the rates under ANEEL Resolution no. 130/2005. Lapsed customers are not entitled to such discounts.

The table below breaks down the rate increases and discounts between 2003 and 2005:

	Average rate	Average increase applied	Average discount
Date	increase authorized	to customers who pay	afforded
	by ANEEL	when due

June 24 2003	25.27%		20.20%
January 01 2004		15.00%	8.20%
June 24 2004	14.43%	9.00%	12.50%
February 01 2005		5.00%	8.20%
June 24 2005	7.80%		10.80%
August 01 2005		4.40%	6.80%

c) Rate realignment

In the June 2005 rate increase, ANEEL accomplished another stage of the rate realignment set forth under Decree no. 4,667/2003, aimed at reducing cross-subsidies between customer groups. The rate increases were higher for the high voltage rate categories than for the low voltage ones. In Copel’s case, low voltage rates were actually cut by 0.05% while A-1 (high voltage) rates were increased by 15.25% .

d) Federal contributions

As of June24 2005, the PIS and COFINS federal contributions have been excluded from the tariff basis. New legislation has determined that the calculation of such contributions should only take place at the time of invoicing, as is the case with ICMS (value-added tax). Thus COPEL has passed the amounts of these contributions actually paid by the Company on to its customers, resulting in an average increase of 5.3% in their bills, depending on the basis for the monthly calculation.

38. Electric Energy Trading Chamber (CCEE)

Copel has not recognized as actual and final the data concerning the sale of electric energy by Copel Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. These data, which are used in the MAE accounting, were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

The Company’s claim is mostly based on the fact that the Ruling and Resolution discussed above were applied retroactively to the date of the operations, especially as regards the partial sale of Copel’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of June 30 2005, the estimated amount of discrepancies in calculation was approximately R$ 575,000, which has not been recognized by the Company as a liability for spot market energy.

On August 27 2002, the Company was granted a favorable preliminary injunction by the 1st District Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288 and ANEEL Resolution no. 395.

Based on the opinion of its legal counsel, Management considers it likely that the final rulings in these lawsuits will be favorable to the Company.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL
	Generation	Distribution	Consolidated

			06.30.2005	03.31.2005
Current assets (note 4)
Until December 2004	98	-	98	605
From January through March 2005	-	-	-	2,157
From April through June 2005	-	15,422	15,422	-
	98	15,422	15,520	2,762
Current liabilities (note 17)
From January through March 2005	-	-	-	2,754
From April through June 2005	8,257	-	8,257	-
	8,257	-	8,257	2,754

Changes in spot-market energy amounts (CCEE) in the first half of 2005 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	03.31.2005			06.30.2005
Current assets (note 4)
Until December 2004	605	(507)	-	98
From January through March 2005	2,157	(2,157)	-	-
From April through June 2005	-	(7,257)	22,679	15,422
	2,762	(9,921)	22,679	15,520
Current liabilities (note 17)
From January through March 2005	2,754	(2,754)	-	-
From April through June 2005	-	(13,761)	22,018	8,257
	2,754	(16,515)	22,018	8,257

Net total	8	6,594	661	7,263

On June 24 2003, after completion of the audit work, MAE issued a statement approving the new schedule for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement took place on July 3 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7 2003, July 10 2003, and July 17 2003, respectively.

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by Copel itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated May 16 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Electric Energy Sector.

MAE ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on November 12 2004.

Under the aforementioned decree, CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

39. Financial Instruments

Company management, through a policy of derivatives, has carried out currency hedge transactions in order to ensure some protection against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The nominal amount of the derivatives is R$ 444,383. The Company has an asset position corresponding to the exchange rate variation and a liability position attached to a percentage of the Interbank Deposit Rate variation.

The book value of this financial instrument was settled on April 29 2005, restated according to the contractual rates. The unrealized loss due to the negative result of these transactions, aimed at minimizing the Company’s exposure to foreign exchange rate fluctuations, in the amount of R$ 166,581, is recorded in financial expenses (R$ 41,952 in the first half of 2005; R$ 90,905 in 2004; and R$ 33,724 in 2003).

40. Related-Party Transactions

COPEL has carried out several transactions with unconsolidated related parties, including the sale of electric energy to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in Copel’s balance sheet are:

Related party	Nature of operation		Consolidated

		06.30.2005	03.31.2005
Current assets
Braspower I. Engineering S/C Ltda.	Transfer of employees	759	655
Copel Amec S/C Ltda.	Transfer of employees	18	18
Government of the State of Paraná	Transfer of employees	1,159	1,159
Government of the State of Paraná	Recoverable Rate Deficit Account - CRC (note 8)	30,659	30,069
Petrobras Gás S.A	Exchange variation - gas transport	153	955
Elejor - Centr. Elet.do Rio Jordão S.A.	Resale of telecommunications products	343	-

Long-term receivables
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement (note 12)	160,815	244,199
Foz do Chopim Energética Ltda.	Loan agreement (note 12)	34,473	33,989
Government of the State of Paraná	Recoverable Rate Deficit Account - CRC (note 8)	1,170,108	1,180,383

Current liabilities
BNDES	Financing for Jordão River Diversion (note 15)	2,737	4,069

BNDES	Financing for machinery, construction, facilities and
	services (note 15)	6,285	6,340
Centrais Eólicas do Paraná Ltda.	Purchase of electricity	1,902	1,627
Dona Francisca Energética S.A.	Purchase of electricity (note 17)	4,847	4,985
	Reimbursement of salaries
Dutopar Participações Ltda.	of transferred employees	166	252
Eletrobrás	Financing (note 15)	46,013	46,296
Eletrobrás (Itaipu)	Purchase of electricity (note 17)	60,764	68,417
Foz do Chopim Energética Ltda.	Purchase of electricity (note 17)	57,156	51,298
Petrobras Gás S.A	Purchase of gas for resale (note 17)	664,936	578,099
Petrobras Gás S.A	Exchange variation - gas transport	(506)	652
	Reimbursement of salaries
Petrobras Gás S.A	of transferred employees	29	29

Long-term liabilities
BNDES	Financing for machinery, construction, facilities and
	services (note 15)	34,629	36,524
Eletrobrás	Financing (nota 15)	334,267	345,494

The main balances of related party transactions in Copel’s statement of income are:

Related party	Nature of operation		Consolidated

		06.30.2005	06.30.2004
Gross revenues from sales and services
Sercomtel S.A. Telecomunicações	Lease of fiber optics	439	746
Elejor - Centr. Elet.do Rio Jordão S.A.	Resale of telecommunications products	343	-

Electricity purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of electricity	423	389
Dona Francisca Energética S.A.	Purchase of electricity (note 26)	24,783	21,831
Eletrobrás (Itaipu)	Purchase of electricity (note 26)	255,718	203,944
Foz do Chopim Energética Ltda.	Purchase of electricity (note 26)	11,264	10,334

Natural gas and supplies for the gas business
Petrobras Gás S.A	Natural gas purchased for resale (note 31)	140,640	138,473

Other operating expenses
	Recovery of expenses with employee
Braspower I.Engineering S/C Ltda.	transfers	208	157
	Reimbursement of salaries
Dutopar Participações Ltda.	of transferred employees	142	127
	Recovery of expenses with employee
Government of the State of Paraná	transfers	216	68
	Reimbursement of salaries
Petrobras Gás S.A	of transferred employees	171	125

Financial income
Elejor - Centr. Elet.do Rio Jordão S.A.	Income under loan agreement	22,844	5,352
Foz do Chopim Energética Ltda.	Income under loan agreement	1,250	1,597
Government of the State of Paraná	Income from CRC	56,299	104,956

Financial expenses
BNDES Participações S.A.	Financing for Jordão River Diversion	304	696
BNDES Participações S.A.	Financing for machinery, construction, facilities
	and services	2,038	2,388
Foz do Chopim Energética Ltda.	Penalty under power purchase agreement	1,013	1,655
Eletrobrás	Charges on financing	17,301	21,552

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in note 12.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the Interamerican Development Bank (IDB) (secured by its equity in Dona Francisca) and with the National Economic and Social Development Bank (BNDES) (joint debtor), in the amounts of US$ 40,700 and R$ 47,300, respectively.

Dutopar Participações S.A. and Petrobras Gás S.A. – Both companies are minority shareholders of Cia. Paranaense de Gás – Compagas.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares. The Company was granted financing by Eletrobrás, as described in note 15.

UEG Araucária Ltda. - The Company has signed a capacity purchase agreement with UEG Araucária. The validity of this agreement is the subject of pending litigation between the parties (note 17).

41. Wholly-Owned Subsidiaries

Shown below are the financial statements As of June 30 2005 of Copel’s wholly-owned subsidiaries Copel Generation (GER), Copel Transmission (TRA), Copel Distribution (DIS), Copel Telecommunications (TEL), and Copel Corporate Partnerships (PAR), in addition to subsidiary Companhia Paranaense de Gás – Compagas (COM):

ASSETS	GER	TRA	DIS	TEL	PAR	COM

Current Assets
Cash in hand	325,196	2,053	151,895	3,761	8,988	16,024
Customers and distributors, net	313,833	34,027	782,394	-	-	509,564
Services to third parties, net	1,977	116	65	4,296	-	-
Dividends receivable	-	-	-	-	1,770	-
Construction in progress	1,546	3,453	490	-	231	-
CRC transferred to the State
Government of Paraná		-	-	30,659	-	-
Taxes and social contributions paid in
advance	36,500	9,151	65,499	3,798	6,787	2
Inventories	46	8,859	19,894	2,910	-	397
Account for compensation of Portion A	-	-	204,621	-	-	-
Other receivables	16,412	5,553	44,433	1,298	135	1,025
	695,510	63,212	1,299,950	16,063	17,911	527,012
Long-Term Receivables
Customers and distributors	22,178	-	24,334	-	-	532
CRC transferred to the
State Government of Paraná		-	-	1,170,108	-	-
Taxes and social contributions	48,411	35,922	291,717	11,107	6,877	2,459
Judicial deposits	6,018	15,491	52,518	237	-	-
Subsidiaries, investees, and parent
company	35,121	77,080	-	-	160,815	-
Account for compensation of Portion A	-	-	1,659	-	-	-
Other receivables	3,813	34,394	120,893	-	1,695	52
	115,541	162,887	1,661,229	11,344	169,387	3,043
Permanent Assets
Investments	4,150	2,257	419	-	506,485	2
Property, plant, and equipment	2,961,193	1,044,467	1,848,501	181,032	170	122,979
( - ) Special obligations	-	(7,140)	(740,613)	-	-	-
Deferred assets	-	-	-	-	-	49
	2,965,343	1,039,584	1,108,307	181,032	506,655	123,030

Total assets	3,776,394	1,265,683	4,069,486	208,439	693,953	653,085

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR	COM

Current Liabilities
Loans and financing	55,174	16,744	20,813	-	-	6,285
Debentures	-	-	26,634	-	-	-
Suppliers	714,710	4,740	589,703	1,936	20	484,670
Taxes and social contributions	14,775	11,490	212,308	897	100	5,890
Interest on capital	-	80,454	-	916	38,029	-
Payroll and labor provisions	13,889	12,695	49,637	4,119	721	623
Post-employment benefits	23,765	22,715	75,605	5,361	140	-
Account for compensation of Portion A	-	-	46,871	-	-	-
Regulatory charges	17,181	999	50,551	20	-	-
Other accounts payable	310	119	17,273	151	895	458
	839,804	149,956	1,089,395	13,400	39,905	497,926
Long-Term Liabilities
Loans and financing	380,785	90,124	109,223	-	-	34,629
Debentures	-	-	565,391	-	-	-
Suppliers	889	-	205,483	-	-	-
Post-employment benefits	99,599	88,998	306,412	18,708	551	723
Account for compensation of Portion A	-	-	7,647	-	-	-
Taxes and social contributions	-	9,701	42,538	-	-	8,957
Subsidiaries, investees, and parent
company	231	-	173,740	67,244	249,256	-
Provision for contingencies	38,522	29,307	120,133	682	-	-
	520,026	218,130	1,530,567	86,634	249,807	44,309
Shareholders' Equity
Share capital	2,338,932	751,989	1,607,168	120,650	330,718	50,012
Capital reserves	-	-	-	701	-	-
Income reserves	30,012	83,206	-	107	43,528	41,302
Accrued income (losses)	47,620	62,402	(157,644)	(13,053)	29,995	19,536
	2,416,564	897,597	1,449,524	108,405	404,241	110,850

Total liabilities and shareholders' equity	3,776,394	1,265,683	4,069,486	208,439	693,953	653,085

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR	COM

Operating Revenues
Sales of electricity to final customers	37,480	-	2,488,036	-	-	-
Sales of electricity to distributors	561,357	-	71,640	-	-	-
Use of power grid	-	177,605	66,974	-	-	-
Revenues from telecommunications	-	-	-	35,785	-	-
Distribution of piped gas	-	-	-	-	-	201,798

Other operating revenues	10,756	707	30,603	-	-	23
Deductions from operating revenues	(65,079)	(11,857)	(809,579)	(5,264)	-	(22,984)
Net Operating Revenues	544,514	166,455	1,847,674	30,521	-	178,837
Operating Expenses
Payroll and pension and healthcare
plans	(44,544)	(41,180)	(197,954)	(12,734)	(2,043)	(2,408)
Materials and supplies	(3,469)	(2,647)	(22,858)	(1,605)	(4)	(140)
Raw materials and supplies for energy
generation	(126,825)	-	-	-	-	-
Natural gas and supplies for the gas
business	-	-	-	-	-	(140,720)
Third-party services	(20,686)	(6,150)	(72,067)	(3,043)	(221)	(1,543)
Electricity purchased for resale	(46,938)	-	(905,958)	-	-	-
Charges for the use of the power grid	(59,223)	-	(277,498)	-	-	-
Depreciation and amortization	(51,192)	(18,777)	(76,147)	(13,063)	(22)	(2,345)
Regulatory charges	(29,561)	(1,464)	(186,925)	(76)	-	-
Other operating expenses	(4,312)	(5,537)	(50,602)	(1,242)	29	(936)
	(386,750)	(75,755)	(1,790,009)	(31,763)	(2,261)	(148,092)
Result of Operations	157,764	90,700	57,665	(1,242)	(2,261)	30,745
Equity in Results of Subsidiaries &
Investees	-	-	-	-	15,843	-
Financial Income (Losses)
Financial revenues	26,119	2,553	128,105	743	23,348	1,746
Financial expenses	(110,337)	2,497	(56,870)	(243)	(391)	(2,911)
	(84,218)	5,050	71,235	500	22,957	(1,165)
Operating Income (Losses)	73,546	95,750	128,900	(742)	36,539	29,580
Non-Operating Income (Losses)	242	(230)	(5,212)	(17)	(7)	(6)
Income (Losses) before taxes	73,788	95,520	123,688	(759)	36,532	29,574
Income tax and social contribution	(26,168)	(33,118)	(44,307)	189	(6,537)	(10,038)

Net Income (Losses) for the Period	47,620	62,402	79,381	(570)	29,995	19,536

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

Distribution

Customer connections – In June 2005, Copel supplied energy to 3,222,813 customers (3,134,341 in June 2004). In the first half, 42,736 new customers were connected to Copel’s grid (38,843 in the first half of 2004).

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation at the end of June 2005 was 1,376 km (1,360 km in June 2004).

Market breakdown – The generation of energy by Copel from January through June 2005 was 7,155 GWh (8,448 GWh in the first half of 2004); the Company also purchased energy from Itaipu (2,318 GWh, against 2,829 GWh in the first half of 2004); from CIEN (1,738 GWh, against 1,718 GWh in the first half of 2004); and from CCEAR (auction) (4,303 GWh), as shown in the flowchart below:

Energy flowchart (GWh)	January through June 2005

Obs.: Amounts subject to change after final accounting by CCEE.
CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract.)

Consumption by customer category (GWh) – Power consumption from January through June 2005 is broken down by customer category on the following table. Consumption by the industrial segment (taking into account only COPEL Distribution’s customers) dropped by 5.2%, due to the transfer of free customers to COPEL Generation in April 2005. Total industrial consumption within COPEL’s concession area, however, grew by 1.6% through the addition of free customers supplied by COPEL Generation in Paraná.

Category			In GWh

	06.30.2005	06.30.2004	Variation
Residential	2,333	2,235	4.4%
Industrial *	3,318	3,502	-5.2%
Commercial	1,644	1,522	8.0%
Rural	724	682	6.3%
Other	886	859	3.2%
Subtotal for Copel Distribution	8,905	8,800	1.2%
Free (industrial) customers within the State of Paraná **	292	51	465.2%
Subtotal for Copel within concession area	9,197	8,851	3.9%
Free (industrial) customers outside the State of Paraná ***	202	589	-65.7%

TOTAL FOR COPEL	9,399	9,440	-0.4%

* Copel Distribution's free customers were transferred, in April 2005, to Copel Generation
** customers supplied by Copel Generation
*** such drop is due to the expiration of the agreements with Carbocloro and Volkswagen at the end of 2004

Industrial consumption by sector (GWh) - The next table shows the power consumption by the main industrial sectors, excluding, for comparison, those customers who were transferred to COPEL Generation (April through June 2004):

Sector			In GWh

	06.30.2005	06.30.2004	Variation
Foodstuffs and beverages	969	896	8.2%
Lumber	417	399	4.5%
Paper, cardboard, and pulp	280	269	4.2%
Rubber and plastics	241	229	5.5%
Non-metallic minerals	223	228	-2.1%
Chemicals	217	268	-18.9%
Motor vehicles	203	204	-0.8%
Basic metallurgy	171	181	-6.0%

Number of customers – The number of customers billed by Copel in June 2005 was 3,222,813, representing a growth of 2.8% over the same month of last year.

Category			Customer

	06.2005	06.2004	Variation
Residential	2,532,626	2,458,544	3.0%
Industrial (including free customers)	51,131	50,167	1.9%
Commercial	269,911	261,150	3.4%
Rural	327,973	324,615	1.0%
Other	41,172	39,865	3.3%

	3,222,813	3,134,341	2.8%

Management

Workforce – Copel’s workforce at the end of the first half of 2005 amounted to 6,965 employees, assigned to the different subsidiaries as follows: Copel Generation, 824; Copel Transmission, 839; Copel Distribution, 5,026; Copel Telecommunications, 250; and Copel Corporate Partnerships, 26 employees. Compagás, in which Copel holds a 51% interest, had 67 employees in June 2005.

COPEL Distribution recorded the most significant expansion in workforce, as new electricians and customer service representatives were hired in order to adjust and improve the standard of service to customers and to gradually reduce outsourced labor in such areas.

( At the end of the first half of 2004, Copel’s workforce amounted to 6,695 employees, assigned to the different subsidiaries as follows: Copel Generation, 811; Copel Transmission, 840; Copel Distribution, 4,770; Copel Telecommunications, 249; and Copel Corporate Partnerships, 25 employees. Compagás had 50 employees.)

Investor Relations

In the first half of 2005, Copel’s common shares (ON) and class B preferred shares (PNB) were traded on 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions. Copel had 15.0% of its common shares and 78.2% of its class B preferred shares free floating in the first half, which corresponds to 44.7% of the Company’s share capital. Copel’s market value was approximately R$ 3,346 million. Out of the 55 securities that make up the Ibovespa index, Copel’s class B shares ranked 21st, accounting for 1.4% of the portfolio, with a Beta index of 0.97.

On the New York Stock Exchange (NYSE), Copel’s class B preferred shares, represented by American Depositary Shares (ADSs), were traded on 100% of the trading sessions.

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, Copel’s Class B preferred shares were traded, under the symbol XCOP, on 98% of the trading sessions.

As reported by BOVESPA, the closing price of Copel’s common shares on the last trading day of the period was R$ 10.98 per lot of one thousand shares (a 12.0% variation), and class B preferred shares were traded at R$ 13.32 per lot of one thousand shares (a 14.8% variation). As reported by NYSE, Copel’s ADSs had a closing price of US$ 5.61 at the end of the period (a 25.5% variation). On LATIBEX, the Company’s shares had a closing price of 4.69 euros (a 46.1% variation).

				Class B preferred
Stock performance		Common (ON)		(PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	1,610	13	47,523	386
Number of shares (in thousands)	8,435,100	68,578	88,129,900	716,503
Volume (in thousands of reais)	88,011	716	1,117,663	9,087
Trading sessions	123	100%	123	100%
Nyse
Trades			NA	NA
Number of shares (in thousands)			44,967,500	359,740
Volume (in thousands of U.S. dollars)			224,444	1,796
Trading sessions			125	100%
Latibex
Trades			NA	NA
Number of shares (in thousands)			654,823	5,281
Volume (in thousands of euros)			2,449	19
Trading sessions			124	98%

Finance

Rates - The average rate for sales to final customers in June 2005 reached R$ 204.45/MWh, representing a 16.7% increase over the rate effective in June 2004.

Rates			R$/MWh

	06.2005	06.2004	Variation
Residential	269.81	243.43	10.8%
Industrial	158.69	131.54	20.6%
Commercial	233.71	204.95	14.0%
Rural	162.33	145.31	11.7%
Other	175.21	153.48	14.2%
Total for sales to final customers	204.45	175.20	16.7%

Net of ICMS (VAT)
Does not include free customers

ANEEL, under Resolution no. 130/2005, dated June 20 2005, approved the results of Copel’s 2005 annual rate review, increasing the Company’s rates for sales to final customers by 7.80%, effective June 24 2005. Out of this total, - 1.25% corresponds to the annual rate review, and 9.05% to financial components outside the range of the annual rate review. The new rates include the rate review, the PIS/PASEP and COFINS liability, and the financial components outside the range of the annual rate review, except for the economic rates of PIS/PASEP and COFINS.

Copel has maintained the policy of granting rate discounts to customers who pay their bills when due, granting them an average 6.84% discount off the rates under ANEEL Resolution no. 130/2005, effective on August 1 2005.

Rates for power purchases			R$/MWh

	06.2005	06.2004	Variation
Itaipu (*)	83.97	101.75	-17.5%
CIEN	88.24	92.67	-4.8%
Auction - CCEAR	57.51	-	-

(*) Includes Furnas' rate

Under ANEEL Resolution no. 150, the rate for transport of power from Itaipu Binacional (paid to Furnas Centrais Elétricas) was set at R$ 3,456.90/MW (a 16.35% increase), effective July 1 2005. Also under Resolution no. 150, the rate for use of the transmission grid included in the Basic Network of the Interconnected Electric System was set at R$ 8,589.85/MW (an 11.78% increase), effective July 1 2005.

Rates for sales to distributors			R$/MWh

	06.2005	06.2004	Variation
Auction - CCEAR	57.50	-	-
Small utilities	83.05	75.03	10.7%

Review of the Statement of Income

Operating Revenues

In the first half of 2005, net operating revenues reached R$ 2,356,339 , an increase of 30.5% over the R$ 1,805,759 recorded in the first half of 2004. Such increase was due mostly to: the reduction in the discount afforded to customers who pay their bills when due, which resulted in an average rate increase of 9% starting on June 24 2004 and of 5% starting on February 1 2005; increased revenues from sales to distributors on account of the deals made by Copel Generation at the first auction of electricity from existing facilities (980 MW/year for the period of 2005 to 2012 at R$ 57.50/MWh); and higher revenues from the use of the transmission grid by third parties owing to (i) the rate increase approved by ANEEL under Resolution no. 71/2004, (ii) the addition of new transmission assets to the Basic Network, and (iii) the reassessment of TUSD included in Copel’s rate review.

“Distribution of piped gas” refers to revenues from gas distribution to third parties by Compagas.

Operating Expenses

In the first half of 2005, operating expenses reached R$ 2,029,828, against R$ 1,467,697 in the first half of 2004, on account of the following variations:

  A 61.2% increase in “electricity purchased for resale”, on account of the energy purchased by Copel Distribution at the first auction of electricity from existing facilities (992 MW/year for the period of 2005 to 2012 at R$ 57.51/MWh). Copel accrued amounts for power purchases as follows: R$ 255,718 to Itaipu, R$ 156,307 to CIEN, R$ 38,914 to Itiquira, and R$ 220,678 at the auction of existing energy. The Company also accrued R$ 52,392 as passive CVA on electricity purchased for resale.
  An increase in “charges for the use of the transmission grid” resulting from the rate increase approved by ANEEL under Resolution no. 71, dated June 30 2004, and from the amortization of R$ 38,588 in Portion A amounts. Another determining factor was the lower deferment of Portion A amounts in the first half of 2005 (R$ 1,150), whereas in the first half of 2004 R$ 78,085 had been deferred.
  A 24.7% increase in “personnel”, due mostly to wage increases granted in July 2004 (1.26%) and October 2004 (6.5%), to the hiring of 270 new employees, and to the agreement on the bonus for hazardous working conditions (R$ 22,162), paid in March and May 2005. If this last non-recurring expense had not been included, personnel costs would have grown by 13.8%.

  With the consolidation of Compagas, the caption “raw materials and supplies for the generation of electricity” reflects only the amounts spent with fuels and other supplies purchased from third-parties. The increase recorded in the period resulted from higher coal consumption at the Figueira Thermal Power Plant during April 2005.
  “Natural gas and related supplies” reflects the amounts of natural gas acquired by Compagas from Petrobras. The provision for the purchase of gas by Copel from Compagas in the first half of 2005 was R$ 117,492. Since June 1 2005, Compagas has no longer been billing any amounts under the gas purchase and transport agreements, since the agreements between Petrobras and Compagas and between Compagas and Copel have been terminated.
  A 48.7% growth in “Regulatory Charges”, which reflects disbursements of: R$ 114,588 to the Fuel Consumption Account, R$ 27,854 for compensation for the use of water resources, R$ 70,069 for the Energy Development Account (CDE), and R$ 5,438 to cover ANEEL’s inspection fees and others.
  An increase in “other operating expenses”, due mostly to the allocation of a provision in the amount of R$ 43,279 in the first half of 2005 for doubtful accounts, in compliance with the Electric Energy Public Service Accounting Manual issued by ANEEL.

EBITDA

Earnings before interest, taxes, depreciation, and amortization (EBITDA) reached, in the first half of 2005, R$ 488,057, a decrease of 0.7% in comparison with the first half of last year (R$ 491,586).

Financial Income

Financial income recorded in the first half of 2005 increased by 1.5% over the same period of 2004. The main variations were: higher earnings from financial investments resulting from higher amounts of cash in hand in the period; increased interest and fees in connection with the loan agreement with Elejor; lower monetary variations due to reduced IGP-DI, the index used to restate the balance of CRC transferred to the State Government; and higher penalties on overdue bills.

Financial expenses fell by 15.8% mostly on account of the appreciation of the real against the U.S. dollar during the first half (12.9%) .

Operating Income

In the first half of 2005, Copel recorded operating income of R$ 321,736, a growth of 10.4% over the first half of last year.

Non-Operating Income

Non-operating income reflects basically the net effect of the disposal of property and rights.

Income (Losses) for the Period

From January through June 2005, Copel recorded net income of R$ 196,660, an increase of 13.8% as compared to the first half of last year. From March through June 2005, net income was R$ 118,253, an increase of 50,8% over the first quarter of 2005 (R$ 78,407).

SENIOR MANAGEMENT AND COMMITTEES

FISCAL COUNCIL

PAULO ROBERTO TROMPCZYNSKI
Chairman
NELSON PESSUTI
ANTONIO RYCHETA ARTEN
MÁRCIO LUCIANO MANCINI
LINDSLEY DA S. RASCA RODRIGUES

AUDIT COMMITTEE

LAURITA COSTA ROSA
Chairman
ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS

BOARD OF DIRECTORS

JOÃO BONIFÁCIO CABRAL JÚNIOR
Chairman
RUBENS GHILARDI
ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS
NELSON FONTES SIFFERT FILHO
SÉRGIO BOTTO DE LACERDA
FRANCELINO LAMY DE MIRANDA GRANDO
MARIA APARECIDA RODRIGUES PLAÇA
LAURITA COSTA ROSA

BOARD OF OFFICERS

RUBENS GHILARDI
Chief Executive Officer
Chief Finance and Investor Relations Officer
LUIZ ANTÔNIO ROSSAFA
Chief Corporate Management Officer
RONALD THADEU RAVEDUTTI
Chief Distribution Officer
JOSÉ IVAN MOROZOWSKI
Chief Power Generation & Transmission and Telecommunications Officer
ASSIS CORRÊA
Chief Legal Officer

ACCOUNTANT

EDSON GILMAR DAL PIAZ BARBOSA
Accountant - CRC-PR-023798/O-0

OPINION BY THE INDEPENDENT ACCOUNTANTS

Report of the Independent Accountants on the Limited Reviews of Quarterly Information

To the Senior Management and Shareholders of
Companhia Paranaense de Energia - COPEL

1
We have carried out limited reviews of the financial information contained in the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarters and periods ended on June 30 and March 31 2005 and on June 30 2004, prepared under responsibility of Company management.

2
Our reviews were carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company, with regard to the main criteria adopted in the preparation of the quarterly information, and (b) a review of the material information and of the subsequent events which have, or may have, significant effects on the Company’s financial position and operations.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the aforementioned quarterly information so as to make such information compliant with the accounting practices adopted in Brazil, applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4
As mentioned in note 38 to the Quarterly Information, the Company is challenging the calculations made by the Wholesale Energy Market (MAE), which take into account decisions by ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 575,000 thousand; no provision has been recorded by the Company, based on the opinion of its internal and external legal counsel who, respectively, believe that the chances of a favorable outcome for the Company are probable and possible.

Curitiba, August 15 2005

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5 "F" PR

Valdir Renato Coscodai
Accountant
CRC 1SP165875/O-5 "S" PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.